United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending July 1, 2016

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

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COCA-COLA EUROPEAN PARTNERS REPORTS INTERIM RESULTS
FOR THE SIX MONTHS ENDED 1 JULY 2016

LONDON, 22 September 2016 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) today announces its interim results for the six months ended 1 July 2016 and affirms full-year 2016 earnings outlook

Highlights

•	First-half diluted earnings per share were €0.74 on a reported basis or €0.83 on a pro forma comparable basis, including a negative currency translation impact of €0.02.

•
First-half reported revenue totaled €3.5 billion. Pro forma comparable revenue was €5.2 billion, down 3 per cent, or down 1.5 per cent on a pro forma comparable and fx-neutral basis. Volume declined 1.0 per cent on a comparable basis.

•	First-half reported operating profit was €314 million; pro forma comparable operating profit was €603 million, down 2.5 per cent or flat on an fx-neutral basis.

•
CCEP provides its full-year guidance for 2016, including pro forma comparable, fx-neutral diluted earnings per share growth in a mid-teen range, with flat revenue growth and modest mid-single-digit operating profit growth.

•	CCEP remains on track to achieve pre-tax savings of €315 million to €340 million through synergies by mid-2019.

•	CCEP declares initial quarterly dividend of €0.17 per share.
“Since the creation of Coca-Cola European Partners nearly four months ago, our strong belief in the future of our new company has been reinforced,” said John F. Brock, chief executive officer. “We are making significant progress to integrate the new business, share best practices and become even more effective and efficient.
“Our first-half results reflect the continued impact of a soft consumer environment and persistent economic challenges,” Mr. Brock said. “These conditions support our focus on executing against our outstanding marketing programmes, improving our operational effectiveness and integrating CCEP to capture synergies as we work to reach our full-year 2016 performance objectives.”
“Ultimately, our focus remains on our most important goal - continuing to drive shareowner value, while maintaining a strong commitment to the communities we serve,” Mr. Brock said.

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Note Regarding the Presentation of Financial Information
Unless otherwise noted, the financial information included in this interim management review is provided on a pro forma comparable basis to allow investors to better analyse CCEP’s business performance and allow for greater comparability. To do so, we have given effect to the Merger as if it had occurred at the beginning of the periods presented, thereby including the financial results of Coca-Cola Enterprises, Inc. (“CCE”), Coca-Cola Erfrischungsgetränke GmbH (“Germany”, “CCEG”) and Coca-Cola Iberian Partners S.A.U. (“Iberia”, “CCIP”) and acquisition accounting adjustments for the full periods presented. We have also excluded items affecting the comparability of year-over-year financial performance, including merger and integration costs, restructuring costs, the out-of-period mark-to-market impact of hedges and the inventory step-up related to acquisition accounting. See the Supplementary Financial Information for a full reconciliation of our reported results to our pro forma comparable results.
For purposes of this review, the following terms are defined as follows:
‘As reported’ includes the financial results of CCE only, as the accounting predecessor, for all periods prior to 27 May 2016 and combined CCEP (CCE, Germany and Iberia) for the period from 28 May 2016 through 1 July 2016.
‘Pro forma’ includes the results of CCE, Germany and Iberia as well as the impact of the additional debt financing costs incurred by CCEP in connection with the Merger for all periods presented, as if the Merger had occurred at the beginning of the period presented.
‘Pro forma Comparable’ represents the pro forma results excluding the items impacting comparability during the periods presented for CCE, Germany and Iberia.
‘Fx-Neutral’ represents the pro forma comparable results excluding the impact of foreign exchange rate changes during the periods presented.

Key Financial Measures unaudited, FX impact calculated by recasting current year results at prior year rates	Second Quarter Ended 1 July 2016
	€ million			% change
	As Reported	Pro forma Comparable	Fx-Impact	As Reported	Pro forma Comparable	Fx-Impact	Pro forma Comparable Fx-Neutral
Revenue	2,167	2,873	(61)	25.0%	(3.5)%	(2.0)%	(1.5)%
Cost of sales	1,376	1,786	(35)	25.0%	(2.5)%	(2.0)%	(0.5)%
Operating expenses	582	689	(16)	49.0%	(4.5)%	(2.0)%	(2.5)%
Operating profit	209	398	(10)	(14.5)%	(6.0)%	(3.0)%	(3.0)%
Profit after taxes	151	273	(8)	(3.5)%	5.5%	(2.0)%	7.5%
Diluted earnings per share (€)	0.45	0.56	(0.01)	(32.0)%	5.5%	(1.5)%	7.0%

Key Financial Measures unaudited, FX impact calculated by recasting current year results at prior year rates	Six Months Ended 1 July 2016
	€ million			% change
	As Reported	Pro forma Comparable	Fx-Impact	As Reported	Pro forma Comparable	Fx-Impact	Pro forma Comparable Fx-Neutral
Revenue	3,542	5,246	(89)	10.5%	(3.0)%	(1.5)%	(1.5)%
Cost of sales	2,243	3,271	(55)	9.0%	(3.5)%	(1.5)%	(2.0)%
Operating expenses	985	1,372	(21)	29.5%	(2.0)%	(1.5)%	(0.5)%
Operating profit	314	603	(13)	(17.5)%	(2.5)%	(2.5)%	—%
Profit after taxes	210	405	(9)	(11.5)%	10.0%	(3.0)%	13.0%
Diluted earnings per share (€)	0.74	0.83	(0.02)	(26.0)%	10.5%	(2.5)%	13.0%

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Operational Review
“As we move forward, we are aware of the current marketplace conditions that continue to impact our business,” said Damian Gammell, chief operating officer. “CCEP provides a much stronger foundation and enhances our ability to leverage our strong portfolio of leading brands, generate new growth and create significant operating synergies.”
“We have teams of talented, motivated employee groups working to deliver against important brand and operating opportunities and look forward to sharing more details with you in the future,” Mr. Gammell said. “Importantly, we remain on track to deliver against our goal of pretax savings of €315 million to €340 million by mid-2019.”
“We are working to reignite growth, strengthen our operations, and ultimately, create value for each of our stakeholders, including our shareholders,” Mr. Gammell said.
Revenue
First-half reported revenue totaled €3.5 billion, or up 10.5 per cent, driven by the inclusion of Germany and Iberia during the last part of the second quarter. Pro forma revenue was €5.2 billion, down 3.0 per cent, or down 1.5 per cent on a pro forma and fx-neutral basis. Revenue per unit case was flat on a pro forma comparable and fx-neutral basis. Volume was down 1.5 per cent on a pro forma basis. These results reflect poor weather conditions throughout our territories during the second quarter and the impact of a sustained, challenging consumer environment.
On a territory basis, Iberia revenues were up 1.5 per cent, as revenue per unit case increased ahead of volume. Revenue in Germany declined 0.5 per cent, in part due to the impact of a transition to recyclable PET from returnable PET.
Great Britain revenues were down 10.5 per cent, driven by the negative impact of an approximately 6.0 per cent decline for the British pound versus the Euro when compared to prior year. Great Britain revenue was also affected by temporary supply chain disruptions related to the implementation of new software programmes and processes and an ongoing competitive environment. Additionally, Great Britain faced a challenging prior year volume growth hurdle of 3.5 per cent versus the same period a year ago.
Revenue in France declined 4.5 per cent, primarily due to volume declines from challenging weather, the economic impact of the decline in tourist travel and soft category conditions. Revenue in the Northern European territories (Belgium, the Netherlands, Norway and Sweden) declined approximately 0.5 per cent driven by revenue declines in Belgium, due in part to the decline of tourist travel in Belgium, and offset partially by revenue growth in Norway and Sweden.
As for volume, total first-half comparable volume declined 1.5 per cent on a pro forma basis and was down 1.0 per cent on a pro forma and comparable basis after adjusting for one fewer selling day in the first quarter when compared to prior year. A challenging consumer environment, difficult second quarter weather and other operating factors highlighted above, combined to limit volume results. Sparkling brands declined 1.5 per cent. Coca-Cola trademark declined approximately 3.5 per cent, with approximate 6.5 per cent growth in Coca-Cola Zero Sugar offset by declines in other trademark brands. Sparkling flavors and energy grew 5.0 per cent as continued strong growth in energy offset low single-digit declines in sparkling flavors. Energy is benefiting from year-over-year comparisons as we have not yet lapped the newly acquired distribution of Monster in Germany, Norway and Spain.  Still brands grew 1.0 per cent with water brands up 4.0 per cent and all other stills down 1.5 per cent.
Cost of Sales
First-half reported cost of sales totaled €2.2 billion, up 9.0 per cent, driven by the inclusion of Germany and Iberia during the last part of the second quarter. Pro forma comparable cost of sales totaled €3.3 billion, down 3.5 per cent, or down 2.0 per cent on a pro forma comparable and fx-neutral basis.
Cost of sales per unit case declined 1.0 per cent on a pro forma, comparable and fx-neutral basis. This reflects the benefit of favourable year-over-year costs in some key commodities, principally sugar, partially offset by an increase of cost of sales in Great Britain related to the supply chain disruption and the shift in Germany from returnable to recyclable packages.
Although the recent cost environment is favourable, we continue to execute our risk management strategy through the use of supplier agreements and hedging instruments designed to mitigate our exposure to commodity price volatility.

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Operating Expense
First-half reported operating expenses totaled €1.0 billion, up 29.5 per cent, reflecting the inclusion of Germany and Iberia during the last part of the second quarter. Pro forma comparable operating expenses were €1.4 billion, down 2.0 per cent, or down 0.5 per cent on a pro forma, comparable and fx-neutral basis. This includes the early benefits of restructuring, the impact of a modest decline in volume, incremental expense associated with a supply chain disruption, incremental expense for the Euro 2016 marketing programme and a continued focus on managing operating expenses.

Outlook
For 2016, CCEP expects revenue to be flat with operating profit growth in a modest mid-single-digit range and diluted earnings per share in a mid-teen range, all on a comparable and fx-neutral basis. In addition to operating profit growth, full-year 2016 diluted earnings per share growth is benefiting from differences in interest and tax rates between pro forma comparable 2015 figures and our 2016 outlook. Based on recent rates, currency translation would negatively impact full-year 2016 diluted earnings per share by approximately €0.07.
Weighted average cost of debt is expected to be approximately 2 per cent and the comparable effective tax rate for 2016 is expected to be between 24 per cent and 26 per cent. Year-end 2016 net debt to EBITDA is expected to be just over 3 times. CCEP does not expect to repurchase shares in 2016.

Dividend
The CCEP Board of Directors today authorised the Company’s first dividend since the Company’s inception in May of this year. In line with its commitment to deliver long-term value to shareholders, and the Company’s prior commitment to have an initial dividend pay-out ratio of 30 per cent to 40 per cent of profit after taxes, the Board has approved an initial quarterly dividend of €0.17, equivalent to an annualised dividend of €0.68 per share. The dividend will be paid 17 October 2016 to those shareholders of record on 3 October 2016. The Company is pursuing arrangements to pay the dividend in euros to shares held within the Euroclear Netherlands. Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 on 22 September 2016. This translated amount will be posted on our website, www.ccep.com, under the Investor/Shareowner Information section.
CCEP is committed to providing regular returns to shareholders through quarterly dividends. The Board is also committed to supporting CCEP’s strategy to achieve long-term, profitable growth whilst maintaining an efficient and optimal capital structure. Through disciplined investment and a continued focus on free cash flow growth, CCEP targets long-term, mid-to-high single-digit EPS growth and an increase in return on invested capital (ROIC) of 20 basis points or more annually.

Conference Call
CCEP will host a conference call with investors and analysts today at 15:00 BST, 16:00 CEST and 10:00 a.m. EDT. The call can be accessed through the Company’s website at www.ccep.com.

Financial Details
Financial details can be found in our full first-half 2016 filing, available at www.morningstar.co.uk/uk/NSM and on our website, www.ccep.com, under the Investors tab. This document will include pro forma, comparable income statements for first half 2015 and 2016, as well as second quarter 2015 and 2016 income statements. There is also additional supplemental financial information, such as volume and per unit case data. Additionally, there are pro forma and comparable income statements for the third and fourth quarters of 2015.

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Contacts
Investor Relations
Thor Erickson
+1 (678) 260-3110
Media Relations
Ros Hunt
+44 (0) 7528 251 022

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Formation of Coca-Cola European Partners plc
CCEP was formed on 28 May 2016 through the combination of CCE, CCIP and CCEG. CCEP is a publicly traded UK domiciled company listed on the Euronext Amsterdam, New York Stock Exchange, Euronext London and various Spanish stock exchanges (ticker symbol: CCE). CCEP is the world’s largest independent Coca-Cola bottler based on revenue and serves over 300 million consumers across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. Subsequent to the close of the merger, CCEP acquired Vifilfell, the Icelandic Coca-Cola bottler per the terms of the Merger agreement. With pro forma 2015 net revenue of approximately €11 billion and pro forma comparable 2015 operating profit of approximately €1.4 billion, CCEP is a leading consumer packaged goods company in Europe.
CCEP represents the combination of three strong Coca-Cola bottlers, each with their own unique strengths, operating approaches and best practices. To capitalise on these individual strengths and capture the synergies created by the combination we are focused on developing new ways of operating. We are in the early stages of this work and it will take some time to complete; however, we are committed to delivering the full benefit of the synergies associated with the formation of CCEP and have already begun to share best practices across the organisation. Whilst going through this transformation, we will continue to make the appropriate level of investment in key marketing initiatives that support business development and will seek to optimise the return on our capital investment.
As The Coca-Cola Company’s (“TCCC”) strategic bottling partner in Western Europe and one of the world’s largest independent Coca-Cola bottlers, we also believe the creation of CCEP will drive a new level of partnership with TCCC. We and TCCC understand that winning in the marketplace requires us to act with a common vision, one that includes clearly aligned growth targets, common priorities and a commitment to execute seamlessly together. Our shared vision requires aligned commitments to continuously develop our brands, assets and capabilities to maximise performance and value.

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About CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, selling, producing and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

Forward-Looking Statements
This document may contain statements, estimates or projections that constitute “forward-looking statements”. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Coca-Cola European Partners plc’s (“CCEP”) historical experience and its present expectations or projections. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with its partners; a deterioration in its partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavourable resolution of tax matters; increased or new indirect taxes in its tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of its respective products; an inability to protect its respective information systems against service interruption, misappropriation of data or breaches of security; unfavourable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to its respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to its respective products or business operations; changes in accounting standards; an inability to achieve its respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of its respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realise the economic benefits it anticipates from these actions; failure to realise a significant portion of the anticipated benefits of its respective strategic relationships, including (without limitation) The Coca-Cola Company’s relationship with Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or it or its respective partners experience strikes, work stoppages or labour unrest; future impairment charges; an inability to successfully manage the possible negative consequences of its respective productivity initiatives; global or regional catastrophic events; and other risks discussed in the CCEP prospectus approved by the UK Listing Authority and published on 25 May 2016 and the registration statement on Form F-4, which was filed with the SEC by CCEP. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of its respective public statements may prove to be incorrect.

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Supplementary Financial Information - Income Statement Second Quarter
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the second quarter ended 1 July 2016 and 3 July 2015:

Second Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	2,167	706	—	—	2,873	—	2,873
Cost of sales	1,376	403	35	—	1,814	(28)	1,786
Gross profit	791	303	(35)	—	1,059	28	1,087
Operating expenses	582	323	(1)	—	904	(215)	689
Operating profit	209	(20)	(34)	—	155	243	398
Total finance costs, net	39	(1)	—	5	43	(5)	38
Non-operating items	2	(1)	—	—	1	—	1
Profit before taxes	168	(18)	(34)	(5)	111	248	359
Taxes	17	21	(9)	(1)	28	58	86
Profit after taxes	151	(39)	(25)	(4)	83	190	273

Diluted earnings per share (€)	0.45						0.56

Reported diluted common shares outstanding							332
Adjust: Pro forma capital structure share impact related to the Merger							156
Pro forma comparable diluted common shares outstanding							488

Second Quarter 2015 Unaudited, in millions € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	1,736	1,236	—	—	2,972	—	2,972
Cost of sales	1,101	739	35	—	1,875	(48)	1,827
Gross profit	635	497	(35)	—	1,097	48	1,145
Operating expenses	390	446	(1)	—	835	(113)	722
Operating profit	245	51	(34)	—	262	161	423
Total finance costs, net	29	2	—	12	43	—	43
Non-operating items	1	2	—	—	3	—	3
Profit before taxes	215	47	(34)	(12)	216	161	377
Taxes	59	24	(10)	(3)	70	48	118
Profit after taxes	156	23	(24)	(9)	146	113	259

Diluted earnings per share (€)	0.66						0.53

Reported diluted common shares outstanding							235
Adjust: Pro forma capital structure share impact related to the Merger							252
Pro forma comparable diluted common shares outstanding							487
___________________________

(A)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period. For the second quarter of 2016 this includes the period from 2 April through 27 May and for the second quarter of 2015 this includes the period from 4 April through 3 July.

(B)
Adjustments to reflect acquisition accounting for all periods presented. These adjustments reflect the impact of the provisional fair values of the acquired inventory, property, plant and equipment and intangibles from Germany and Iberia.

(C)
Adjustment to reflect the impact of additional debt financing costs incurred by CCEP in connection with the Merger, as if the Merger had occurred at the beginning of the period. For 2015, the pro forma interest adjustment was calculated using a 1.0 per cent interest

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rate, which reflected the weighted average interest rate assumed for the €3.2 billion debt financing at the time CCEP’s European Prospectus was published.

(D)
The following table summarises the items in the reported results affecting the comparability of CCEP’s year-over-year financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for year-over-year comparability):

Items Impacting Comparability Unaudited, in millions of € except per share data which is calculated prior to rounding	Second Quarter 2016
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Net Tax Items(5)	Total Items Impacting Comparability
Revenue	—	—	—	—	—	—
Cost of sales	11	(4)	—	(35)	—	(28)
Gross profit	(11)	4	—	35	—	28
Operating expenses	9	(118)	(106)	—	—	(215)
Operating profit	(20)	122	106	35	—	243
Total finance costs, net	—	—	(5)	—	—	(5)
Non-operating items	—	—	—	—	—	—
Profit before taxes	(20)	122	111	35	—	248
Taxes	(5)	32	25	9	(3)	58
Profit after taxes	(15)	90	86	26	3	190
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(5)	Amount represents the deferred tax impact related to income tax rate and law changes.

Items Impacting Comparability Unaudited, in millions of € except per share data which is calculated prior to rounding	Second Quarter 2015
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Total Items Impacting Comparability
Revenue	—	—	—	—	—
Cost of sales	(11)	(2)	—	(35)	(48)
Gross profit	11	2	—	35	48
Operating expenses	3	(111)	(5)	—	(113)
Operating profit	8	113	5	35	161
Total finance costs, net	—	—	—	—	—
Non-operating items	—	—	—	—	—
Profit before taxes	8	113	5	35	161
Taxes	4	33	1	10	48
Profit after taxes	4	80	4	25	113
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

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Supplementary Financial Information - Income Statement First Six Months
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the first six months ended 1 July 2016 and 3 July 2015:

First Six Months 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	3,542	1,704	—	—	5,246	—	5,246
Cost of sales	2,243	1,021	32	—	3,296	(25)	3,271
Gross profit	1,299	683	(32)	—	1,950	25	1,975
Operating expenses	985	838	(4)	—	1,819	(447)	1,372
Operating profit	314	(155)	(28)	—	131	472	603
Total finance costs, net	61	(1)	—	13	73	(5)	68
Non-operating items	4	(1)	—	—	3	—	3
Profit before taxes	249	(153)	(28)	(13)	55	477	532
Taxes	39	(16)	(8)	(3)	12	115	127
Profit after taxes	210	(137)	(20)	(10)	43	362	405

Diluted earnings per share (€)	0.74						0.83

Reported diluted common shares outstanding							283
Adjust: Pro forma capital structure share impact related to the Merger							204
Pro forma comparable diluted common shares outstanding							487

First Six Months 2015 Unaudited, in millions € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	3,199	2,219	—	—	5,418	—	5,418
Cost of sales	2,058	1,357	32	—	3,447	(47)	3,400
Gross profit	1,141	862	(32)	—	1,971	47	2,018
Operating expenses	760	812	(3)	—	1,569	(168)	1,401
Operating profit	381	50	(29)	—	402	215	617
Total finance costs, net	55	4	—	24	83	—	83
Non-operating items	—	4	—	—	4	—	4
Profit before taxes	326	42	(29)	(24)	315	215	530
Taxes	89	23	(9)	(6)	97	64	161
Profit after taxes	237	19	(20)	(18)	218	151	369

Diluted earnings per share (€)	1.00						0.75

Reported diluted common shares outstanding							237
Adjust: Pro forma capital structure share impact related to the Merger							250
Pro forma comparable diluted common shares outstanding							487
___________________________

(A)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period. For the first six months of 2016 this includes the period from 1 January through 27 May and for the first six months of 2015 this includes the period from 1 January through 3 July.

(B)
Adjustments to reflect acquisition accounting for all periods presented. These adjustments reflect the impact of the provisional fair values of the acquired inventory, property, plant and equipment and intangibles from Germany and Iberia.

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(C)
Adjustment to reflect the impact of additional debt financing costs incurred by CCEP in connection with the Merger, as if the Merger had occurred at the beginning of the period. For 2015, the pro forma interest adjustment was calculated using a 1.0 per cent interest rate, which reflected the weighted average interest rate assumed for the €3.2 billion debt financing at the time CCEP’s European Prospectus was published.

(D)
The following table summarises the items in the reported results affecting the comparability of CCEP’s year-over-year financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for year-over-year comparability):

Items Impacting Comparability Unaudited, in millions of € except per share data which is calculated prior to rounding	First Six Months 2016
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Net Tax Items(5)	Total Items Impacting Comparability
Revenue	—	—	—	—	—	—
Cost of sales	14	(7)	—	(32)	—	(25)
Gross profit	(14)	7	—	32	—	25
Operating expenses	10	(338)	(119)	—	—	(447)
Operating profit	(24)	345	119	32	—	472
Total finance costs, net	—	—	(5)	—	—	(5)
Non-operating items	—	—	—	—	—	—
Profit before taxes	(24)	345	124	32	—	477
Taxes	(6)	88	28	8	(3)	115
Profit after taxes	(18)	257	96	24	3	362
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges incurred by CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(5)	Amounts represent the deferred tax impact related to income tax rate and law changes.

Items Impacting Comparability Unaudited, in millions of € except per share data which is calculated prior to rounding	First Six Months 2015
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Total Items Impacting Comparability
Revenue	—	—	—	—	—
Cost of sales	(11)	(4)	—	(32)	(47)
Gross profit	11	4	—	32	47
Operating expenses	4	(165)	(7)	—	(168)
Operating profit	7	169	7	32	215
Total finance costs, net	—	—	—	—	—
Non-operating items	—	—	—	—	—
Profit before taxes	7	169	7	32	215
Taxes	4	49	2	9	64
Profit after taxes	3	120	5	23	151
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges incurred by CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

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Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding	Second Quarter Ended			Six Months Ended
	1 July 2016	3 July 2015	% Change	1 July 2016	3 July 2015	% Change
As reported	2,167	1,736	25.0%	3,542	3,199	10.5%
Add: Pro forma Germany & Iberia(A)	706	1,236	n/a	1,704	2,219	n/a
Pro forma comparable	2,873	2,972	(3.5)%	5,246	5,418	(3.0)%
Adjust: Impact of fx changes	61	n/a	2.0%	89	n/a	1.5%
Pro forma comparable & fx-neutral	2,934	2,972	(1.5)%	5,335	5,418	(1.5)%

Revenue per unit case	4.46	4.46	—%	4.42	4.43	—%
___________________________

(A)
Adjustments to reflect Germany and Iberia revenue as if the Merger had occurred at the beginning of each period. For the second quarter of 2016 this includes the period from 2 April through 27 May and for the second quarter of 2015 this includes the period from 4 April through 3 July. For the first six months of 2016 this includes the period from 1 January through 27 May and for the first six months of 2015 this includes the period from 1 January through 3 July.

	Second Quarter Ended			Six Months Ended
Revenue by Geography Pro forma and Comparable	1 July 2016	3 July 2015	% Change	1 July 2016	3 July 2015	% Change
	% of Total	% of Total		% of Total	% of Total
Iberia	23.5%	22.5%	—%	22.5%	21.5%	1.5%
Germany	19.5%	19.0%	(0.5)%	20.0%	19.5%	(0.5)%
Great Britain	19.0%	21.0%	(12.0)%	19.5%	21.0%	(10.5)%
France	17.5%	17.5%	(4.0)%	17.5%	18.0%	(4.5)%
Belgium/Luxembourg	8.0%	8.5%	(3.5)%	8.5%	8.5%	(5.0)%
The Netherlands	5.0%	4.5%	1.5%	4.5%	4.5%	(0.5)%
Norway	4.0%	3.5%	4.5%	4.0%	4.0%	(2.5)%
Sweden	3.5%	3.5%	6.0%	3.5%	3.0%	5.5%
Total	100.0%	100.0%	(3.5)%	100.0%	100.0%	(3.0)%

Pro forma Volume - Selling Day Shift In millions of unit cases, prior year volume recast using current year selling days	Second Quarter Ended			Six Months Ended
	1 July 2016	3 July 2015	% Change	1 July 2016	3 July 2015	% Change
Volume	658	666	(1.0)%	1,208	1,230	(1.5)%
Impact of selling day shift	n/a	n/a	n/a	n/a	(8)	0.5%
Pro forma comparable volume	658	666	(1.0)%	1,208	1,222	(1.0)%

	Second Quarter Ended			Six Months Ended
Pro Forma Volume by Brand Category Adjusted for selling day shift	1 July 2016	3 July 2015	% Change	1 July 2016	3 July 2015	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	84.5%	85.0%	(1.5)%	85.0%	85.5%	(1.5)%
Coca-Cola Trademark	63.5%	65.0%	(3.5)%	64.5%	66.0%	(3.5)%
Sparkling Flavors and Energy	21.0%	20.0%	5.0%	20.5%	19.5%	5.0%
Stills	15.5%	15.0%	0.5%	15.0%	14.5%	1.0%
Juice, Isotonics and Other	8.0%	8.0%	(2.0)%	7.5%	7.5%	(1.5)%
Water	7.5%	7.0%	3.5%	7.5%	7.0%	4.0%
Total	100.0%	100.0%	(1.0)%	100.0%	100.0%	(1.0)%

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Supplemental Financial Information - Cost of Sales and Operating Expenses

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	Second Quarter Ended			Six Months Ended
	1 July 2016	3 July 2015	% Change	1 July 2016	3 July 2015	% Change
As reported	1,376	1,101	25.0%	2,243	2,058	9.0%
Add: Pro forma Germany & Iberia	403	739	n/a	1,021	1,357	n/a
Adjust: Acquisition accounting	35	35	n/a	32	32	n/a
Adjust: Total items impacting comparability	(28)	(48)	n/a	(25)	(47)	n/a
Pro forma comparable	1,786	1,827	(2.5)%	3,271	3,400	(3.5)%
Adjust: Impact of fx changes	35	n/a	2.0%	55	n/a	1.5%
Pro forma comparable & fx-neutral	1,821	1,827	(0.5)%	3,326	3,400	(2.0)%

Cost of sales per unit case	2.77	2.74	1.0%	2.75	2.78	(1.0)%
___________________________

(A)
Adjustments to reflect Germany and Iberia cost of sales as if the Merger had occurred at the beginning of each period. For the second quarter of 2016 this includes the period from 2 April through 27 May and for the second quarter of 2015 this includes the period from 4 April through 3 July. For the first six months of 2016 this includes the period from 1 January through 27 May and for the first six months of 2015 this includes the period from 1 January through 3 July.

Operating Expenses In millions of € except % change	Second Quarter Ended			Six Months Ended
	1 July 2016	3 July 2015	% Change	1 July 2016	3 July 2015	% Change
As reported	582	390	49.0%	985	760	29.5%
Add: Pro forma Germany & Iberia	323	446	n/a	838	812	n/a
Adjust: Acquisition accounting	(1)	(1)	n/a	(4)	(3)	n/a
Adjust: Total items impacting comparability	(215)	(113)	n/a	(447)	(168)	n/a
Pro forma comparable	689	722	(4.5)%	1,372	1,401	(2.0)%
Adjust: Impact of fx changes	16	n/a	2.0%	21	n/a	1.5%
Pro forma comparable fx-neutral	705	722	(2.5)%	1,393	1,401	(0.5)%
___________________________

(A)
Adjustments to reflect Germany and Iberia operating expenses as if the Merger had occurred at the beginning of each period. For the second quarter of 2016 this includes the period from 2 April through 27 May and for the second quarter of 2015 this includes the period from 4 April through 3 July. For the first six months of 2016 this includes the period from 1 January through 27 May and for the first six months of 2015 this includes the period from 1 January through 3 July.

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Supplemental Financial Information - Borrowings

Net Debt In millions of €
	1 July 2016	Credit Ratings	Moody’s	Standard & Poor’s
Total borrowings	6,874	Long-term rating	A3	BBB+
Less: fx impact of non-EUR borrowings	3	Outlook	Stable	Stable
Adjusted total borrowings	6,871
Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC.

Less: cash and cash equivalents	482
Net debt	6,389
Debt issuances and payments represent a principal source/use of cash for our financing activities. The following table summarises our financing activities related to the issuances and payments on debt for the period presented:

Issuances of Debt, Net of Discounts and Issuance Costs In millions of €
	Maturity	Rate	1 July 2016
€500 million notes	November 2017	floating	499
€700 million notes	February 2022	0.8%	695
€500 million notes	May 2024	1.1%	493
€500 million notes	May 2028	1.8%	491
€1 billion term loan	May 2021	floating	996
Total issuances of debt, less short-term borrowings			3,174
Net borrowings on credit facility	May 2021	floating	195
Total issuances of debt			3,369

Payments on Debt In millions of €
	Maturity	Rate	1 July 2016
Net payments of short-term borrowings	—	—%	(106)
Total payments on debt			(106)

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Supplementary Financial Information - Income Statement First Quarter
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the first quarter ended 1 April 2016 and 3 April 2015:

First Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	1,375	998	—	—	2,373	—	2,373
Cost of sales	867	618	(3)	—	1,482	3	1,485
Gross profit	508	380	3	—	891	(3)	888
Operating expenses	403	515	(3)	—	915	(232)	683
Operating profit	105	(135)	6	—	(24)	229	205
Total finance costs, net	22	—	—	8	30	—	30
Non-operating items	2	—	—	—	2	—	2
Profit before taxes	81	(135)	6	(8)	(56)	229	173
Taxes	22	(37)	1	(2)	(16)	57	41
Profit after taxes	59	(98)	5	(6)	(40)	172	132

Diluted earnings per share (€)	0.28						0.27

Reported diluted common shares outstanding							232
Adjust: Pro forma capital structure share impact related to the Merger							255
Pro forma comparable diluted common shares outstanding							487

First Quarter 2015 Unaudited, in millions € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	1,463	983	—	—	2,446	—	2,446
Cost of sales	957	618	(3)	—	1,572	1	1,573
Gross profit	506	365	3	—	874	(1)	873
Operating expenses	370	366	(2)	—	734	(55)	679
Operating profit	136	(1)	5	—	140	54	194
Total finance costs, net	26	2	—	12	40	—	40
Non-operating items	(1)	2	—	—	1	—	1
Profit before taxes	111	(5)	5	(12)	99	54	153
Taxes	30	(1)	1	(3)	27	16	43
Profit after taxes	81	(4)	4	(9)	72	38	110

Diluted earnings per share (€)	0.34						0.21

Reported diluted common shares outstanding							240
Adjust: Pro forma capital structure share impact related to the Merger							247
Pro forma comparable diluted common shares outstanding							487
___________________________

(A)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period. For the first quarter of 2016 this includes the period from 1 January through 1 April and for the first quarter of 2015 this includes the period from 1 January through 3 April.

(B)
Adjustments to reflect acquisition accounting for all periods presented. These adjustments reflect the impact of the provisional fair values of the acquired inventory, property, plant and equipment and intangibles from Germany and Iberia.

(C)
Adjustment to reflect the impact of additional debt financing costs incurred by CCEP in connection with the Merger, as if the Merger had occurred at the beginning of the period. For 2015, the pro forma interest adjustment was calculated using a 1.0 per cent interest

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rate, which reflected the weighted average interest rate assumed for the €3.2 billion debt financing at the time CCEP’s European Prospectus was published.

(D)
The following table summarises the items in the reported results affecting the comparability of CCEP’s year-over-year financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for year-over-year comparability):

Items Impacting Comparability Unaudited, in millions of € except per share data which is calculated prior to rounding	First Quarter 2016
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Total Items Impacting Comparability
Revenue	—	—	—	—	—
Cost of sales	3	(3)	—	3	3
Gross profit	(3)	3	—	(3)	(3)
Operating expenses	1	(220)	(13)	—	(232)
Operating profit	(4)	223	13	(3)	229
Total finance costs, net	—	—	—	—	—
Non-operating items	—	—	—	—	—
Profit before taxes	(4)	223	13	(3)	229
Taxes	(1)	56	3	(1)	57
Profit after taxes	(3)	167	10	(2)	172
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

Items Impacting Comparability Unaudited, in millions of € except per share data which is calculated prior to rounding	First Quarter 2015
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Total Items Impacting Comparability
Revenue	—	—	—	—	—
Cost of sales	—	(2)	—	3	1
Gross profit	—	2	—	(3)	(1)
Operating expenses	1	(54)	(2)	—	(55)
Operating profit	(1)	56	2	(3)	54
Total finance costs, net	—	—	—	—	—
Non-operating items	—	—	—	—	—
Profit before taxes	(1)	56	2	(3)	54
Taxes	—	16	1	(1)	16
Profit after taxes	(1)	40	1	(2)	38
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

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Supplementary Financial Information - Income Statement Third and Fourth Quarter 2015
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the third quarter ended 2 October 2015 and the fourth quarter ended 31 December 2015:

Third Quarter 2015 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	1,638	1,350	—	—	2,988	—	2,988
Cost of sales	1,013	831	(2)	—	1,842	(14)	1,828
Gross profit	625	519	2	—	1,146	14	1,160
Operating expenses	397	434	(1)	—	830	(120)	710
Operating profit	228	85	3	—	316	134	450
Total finance costs, net	28	1	—	11	40	—	40
Non-operating items	3	2	—	—	5	—	5
Profit before taxes	197	82	3	(11)	271	134	405
Taxes	51	34	1	(3)	83	39	122
Profit after taxes	146	48	2	(8)	188	95	283

Diluted earnings per share (€)	0.63						0.58

Reported diluted common shares outstanding							232
Adjust: Pro forma capital structure share impact related to the Merger							256
Pro forma comparable diluted common shares outstanding							488

Fourth Quarter 2015 Unaudited, in millions € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	1,492	1,065	—	—	2,557	—	2,557
Cost of sales	946	650	(3)	—	1,593	(6)	1,587
Gross profit	546	415	3	—	964	6	970
Operating expenses	396	402	(1)	—	797	(132)	665
Operating profit	150	13	4	—	167	138	305
Total finance costs, net	26	1	—	11	38	—	38
Non-operating items	2	—	—	—	2	—	2
Profit before taxes	122	12	4	(11)	127	138	265
Taxes	(10)	16	1	(3)	4	82	86
Profit after taxes	132	(4)	3	(8)	123	56	179

Diluted earnings per share (€)	0.57						0.37

Reported diluted common shares outstanding							232
Adjust: Pro forma capital structure share impact related to the Merger							256
Pro forma comparable diluted common shares outstanding							488
___________________________

(A)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of each period. For the third quarter of 2015 this includes the period from 4 July through 2 October and for the second quarter of 2015 this includes the period from 3 October through 31 December.

(B)
Adjustments to reflect acquisition accounting for all periods presented. These adjustments reflect the impact of the provisional fair values of the acquired inventory, property, plant and equipment and intangibles from Germany and Iberia.

(C)
Adjustment to reflect the impact of additional debt financing costs incurred by CCEP in connection with the Merger, as if the Merger had occurred at the beginning of the period. For 2015, the pro forma interest adjustment was calculated using a 1.0 per cent interest

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rate, which reflected the weighted average interest rate assumed for the €3.2 billion debt financing at the time CCEP’s European Prospectus was published.

(D)
The following table summarises the items in the reported results affecting the comparability of CCEP’s year-over-year financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for year-over-year comparability):

Items Impacting Comparability Unaudited, in millions of € except per share data which is calculated prior to rounding	Third Quarter 2015
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Gain on Property Sale(4)	Inventory Step Up Costs(5)	Total Items Impacting Comparability
Revenue	—	—	—	—	—	—
Cost of sales	(8)	(8)	—	—	2	(14)
Gross profit	8	8	—	—	(2)	14
Operating expenses	(6)	(95)	(28)	9	—	(120)
Operating profit	14	103	28	(9)	(2)	134
Total finance costs, net	—	—	—	—	—	—
Non-operating items	—	—	—	—	—	—
Profit before taxes	14	103	28	(9)	(2)	134
Taxes	5	30	8	(3)	(1)	39
Profit after taxes	9	73	20	(6)	(1)	95
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amount represents the gain associated with the sale of a surplus facility in Great Britain.

(5)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

Items Impacting Comparability Unaudited, in millions of € except per share data which is calculated prior to rounding	Fourth Quarter 2015
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Inventory Step Up Costs(4)	Net Tax Items(5)	Total Items Impacting Comparability
Revenue	—	—	—		—	—
Cost of sales	1	(10)	—	3	—	(6)
Gross profit	(1)	10	—	(3)	—	6
Operating expenses	(6)	(102)	(24)	—	—	(132)
Operating profit	5	112	24	(3)	—	138
Total finance costs, net	—	—	—	—	—	—
Non-operating items	—	—	—	—	—	—
Profit before taxes	5	112	24	(3)	—	138
Taxes	2	31	7	(1)	43	82
Profit after taxes	3	81	17	(2)	(43)	56
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(5)	Amount represents the deferred tax impact related to income tax rate and law changes.

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Supplementary Financial Information - Income Statement Full Year 2015
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the year ended 31 December 2015:

Full Year 2015 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Pro forma Adjustments(A)	Acquisition Accounting(B)	Pro forma Interest(C)	Pro forma	Total Items Impacting Comparability(D)	Pro forma and Comparable
	CCEP	Germany & Iberia	Germany & Iberia		CCEP		CCEP
Revenue	6,329	4,634	—	—	10,963	—	10,963
Cost of sales	4,017	2,838	27	—	6,882	(67)	6,815
Gross profit	2,312	1,796	(27)	—	4,081	67	4,148
Operating expenses	1,553	1,648	(5)	—	3,196	(420)	2,776
Operating profit	759	148	(22)	—	885	487	1,372
Total finance costs, net	109	6	—	46	161	—	161
Non-operating items	5	6	—	—	11	—	11
Profit before taxes	645	136	(22)	(46)	713	487	1,200
Taxes	130	73	(7)	(12)	184	185	369
Profit after taxes	515	63	(15)	(34)	529	302	831

Diluted earnings per share (€)	2.19						1.70

Reported diluted common shares outstanding							235
Adjust: Pro forma capital structure share impact related to the Merger							254
Pro forma comparable diluted common shares outstanding							489
___________________________

(A)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of the period. For the full year 2015 this includes the period from 1 January through 31 December.

(B)
Adjustments to reflect acquisition accounting for all periods presented. These adjustments reflect the impact of the provisional fair values of the acquired inventory, property, plant and equipment and intangibles from Germany and Iberia.

(C)
Adjustment to reflect the impact of additional debt financing costs incurred by CCEP in connection with the Merger, as if the Merger had occurred at the beginning of the period. For 2015, the pro forma interest adjustment was calculated using a 1.0 per cent interest rate, which reflected the weighted average interest rate assumed for the €3.2 billion debt financing at the time CCEP’s European Prospectus was published.

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(D)
The following table summarises the items in the reported results affecting the comparability of CCEP’s year-over-year financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for year-over-year comparability):

Items Impacting Comparability Unaudited, in millions of € except per share data which is calculated prior to rounding	Full Year 2015
	Mark-to-market effects(1)	Restructuring Charges(2)	Merger Related Costs(3)	Gain on Property Sale(4)	Inventory Step Up Costs(5)	Net Tax Items(6)	Total Items Impacting Comparability
Revenue	—	—	—	—	—	—	—
Cost of sales	(18)	(22)	—	—	(27)	—	(67)
Gross profit	18	22	—	—	27	—	67
Operating expenses	(8)	(362)	(59)	9	—	—	(420)
Operating profit	26	384	59	(9)	27	—	487
Total finance costs, net	—	—	—	—	—	—	—
Non-operating items	—	—	—	—	—	—	—
Profit before taxes	26	384	59	(9)	27	—	487
Taxes	11	110	17	(3)	7	43	185
Profit after taxes	15	274	42	(6)	20	(43)	302
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent nonrecurring restructuring charges for CCE, Germany and Iberia.

(3)	Amounts represent costs associated with the Merger to form CCEP incurred by CCE, Germany and Iberia.

(4)	Amount represents the gain associated with the sale of a surplus facility in Great Britain.

(5)	Amounts represent the nonrecurring impact of the acquisition accounting step-up in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(6)	Amount represents the deferred tax impact related to income tax rate and law changes.

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Principal Risks and Uncertainties
Set forth below are the principal risks and uncertainties that, if they were to occur, could materially and adversely affect our business or could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and other public statements we make.
Defining Principal Risks
The Directors recognise that the Company’s risk management programme and the nature, scope, potential likelihood and impact of enterprise-wide risks are critical to understand and to manage. The Directors believe a strong risk culture with a clear risk management programme within CCEP will ensure sound business decisions are taken and risks are proactively managed throughout the Company.
Given the recent creation of CCEP, the Company is in the process of defining the appropriate risk programme, including the identification and implementation of key mitigations, to ensure that the Directors have sufficient visibility of the principal risks that could impact the Company’s strategic priorities and how they are being managed. The approach will combine a top-down strategic view at the enterprise level and a bottom-up tactical view at the operational level of those risks. The Company will also review the level of risk it is prepared to accept, across all functions within the business, in order to deliver on its strategic priorities.
The following provides a summary of the most impactful risks to the Company as prepared on a preliminary basis utilising the risk frameworks in existence at each of CCE, Iberia and Germany prior to the Merger. This list is not intended to include all risks that could ultimately impact the Company. Refer also to the additional risks that were disclosed at the time the Company’s prospectus was approved by the UK Listing Authority and published on 25 May 2016. The Company’s prospectus can be found at http://ir.ccep.com/~/media/Files/C/Cokeccep-IR/documents/eu-prospectus.pdf.

Principal Risk Area	Definition
Negative Category Perception
We distribute products containing sugar, artificial sweeteners and other ingredients which are increasingly viewed negatively by consumers, public health and government officials and non-governmental organisations as a result of factors such as healthy lifestyle campaigns, increased media scrutiny and greater awareness through social media, which exposes us to the risk we will be unable to effectively counteract this negative category perception. As a result, consumer preferences may continue to shift toward less valuable beverage segments which could impact our financial results and business performance.

Misalignment of Portfolio with Consumer Preferences
Substantially all of our sales volume is comprised of sparkling soft drinks that are under intense scrutiny from health advocates and are increasingly viewed negatively by consumers, which exposes us to the risk that our product portfolio will not evolve quickly enough to satisfy changes in consumer preferences. As a result, we could experience a sustained decline in sales volume and lower profits.

Increased Competitive Pressure
We operate in a high value category with low barriers to entry, which exposes us to the risk of increasing competitive pressure through new entrants or competitor consolidation in the marketplace. As a result, we may be unable to expand margins, increase market share, or effectively negotiate with customers.

Unsuccessful Business Transformation
We have a growing business transformation agenda of business integration, strategic projects, new product development, packaging innovation and other initiatives to generate growth, which exposes us to the risk of ineffective implementation, or a diversion of management's focus away from our core business. As a result, we may not realise value creation from these initiatives or execute our business plans effectively.

Misalignment of Strategic Objectives with TCCC
We conduct our business primarily under agreements with TCCC, which exposes us to the risk of misaligned incentives or strategy, particularly during periods of low category growth. As a result, TCCC could act adversely to our interests with respect to our business relationship.

Non-Realisation of Synergies
As part of the Merger to create CCEP significant synergy targets were committed to the market, which exposes us to the risk of not delivering the full benefits of a single organisation. As a result, we could experience damage to our corporate reputation and a decline in our share price.

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Principal Risk Area	Definition
Lack of Price Realisation
Our revenue growth plans are dependent upon annual price increases in a competitive marketplace, which exposes us to the risk such increases may not be realised. As a result, we may not be able to expand margins or generate operating income growth.

Adverse Regulatory Intervention
Our products contain certain ingredients and packaging components and are distributed through various channels that are subject to governmental oversight, which exposes us to the risk of regulatory changes that may adversely impact our business. As a result, we could face new or higher taxes, stricter sales and marketing controls, or other punitive actions from regulators or legislative bodies.

Conflicts in Customer Relationships
Customer relationships are critical to our success, with a significant amount of our volume sold through large retail chains, which exposes us to the risk these companies may consolidate or use buying consortiums to increase their purchasing power and negotiate lower prices, or our various relationships may lead to conflicting operational objectives. As a result, there could be an adverse impact to our volume growth and profitability.

Adverse Macroeconomic Conditions
We operate in the fast moving consumer goods industry, which exposes us to the risk our customers, consumers, or the marketplace in general may be impacted by adverse changes in macroeconomic conditions. As a result, we could experience lower demand for our products and not meet our growth objectives.

Currency Instability
There are short- and long-term concerns regarding the stability of the Euro and British Pound, particularly in light of the United Kingdom’s recent referendum to exit the European Union. As a result, our financial results and operating costs could be negatively impacted by the lack of stability and resulting volatility in both currencies.

Challenges with Social Dialogue
We continually evolve our business to improve efficiency and effectiveness, which exposes us to the risk of increased resistance to such changes by trade unions and governmental bodies. As a result, we could experience industrial action and disruption to our operations.

Inadequate Business Continuity Programmes
We have processes critical to the success of our business that are susceptible to a variety of threats, which exposes us to the risk of being unprepared to continue operations at an acceptable level following an unexpected incident, including those related to technology failures. As a result, we could experience a significant disruption of our business activities, ultimately leading to a substantial financial loss.

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Related Parties
Related party disclosures are given in Note 12 of the Notes to interim financial statements in this interim financial report.

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Going Concern
After making appropriate enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the interim financial report has been prepared on a going concern basis.

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Responsibility Statement
The Directors of the Company, whose names are set out below, confirm that to the best of their knowledge:

•
The condensed interim financial statements for the six months ended 1 July 2016 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and issued by the International Accounting Standards Board.

•	The interim management report includes a fair review of the information required by the Disclosure and Transparency Rules of the UK Financial Conduct Authority (“DTR”) 4.2.7 and DTR 4.2.8 as follows:

•
DTR 4.2.7R of the DTRs, being an indication of important events that have occurred during the first six months of the current financial year and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•
DTR 4.2.8 R of the DTRs, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the Company during that period and any changes in related party transactions that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

Name	Title
Sol Daurella Comadrán	Chairman
John F. Brock	Chief Executive Officer
José Ignacio Comenge Sánchez-Real	Non-Executive Director
J. Alexander M. Douglas, Jr.	Non-Executive Director
Irial Finan	Non-Executive Director
Alfonso Líbano Daurella	Non-Executive Director
Mario Rotllant Sola	Non-Executive Director
Francisco Ruiz de la Torre Esporrín	Non-Executive Director
Jan Bennink	Independent Non-Executive Director
Christine Cross	Independent Non-Executive Director
Javier Ferran	Independent Non-Executive Director
L. Phillip Humann	Independent Non-Executive Director
Orrin H. Ingram II	Independent Non-Executive Director
Thomas H. Johnson	Independent Non-Executive Director
Véronique Morali	Independent Non-Executive Director
Garry Watts	Independent Non-Executive Director
Curtis R. Welling	Independent Non-Executive Director

On behalf of the board

John F. Brock	Manik Jhangiani
Chief Executive Officer	Chief Financial Officer

22 September 2016

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Independent review report to Coca-Cola European Partners plc
Introduction
We have been engaged by the Company to review the condensed consolidated set of financial statements in the interim financial report for the six months ended 1 July 2016 which comprises the condensed consolidated interim income statement, condensed consolidated interim statement of comprehensive income, condensed consolidated interim statement of financial position, condensed consolidated interim statement of cash flows, condensed consolidated interim statement of changes in equity and the related explanatory Notes 1-20. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board (ISRE (UKI) 2410). To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.
Directors' Responsibilities
The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.
As disclosed in Note 1, the annual financial statements of the group are prepared in accordance with IFRS as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.
Our Responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.
Scope of Review
We conducted our review in accordance with ISRE (UKI) 2410. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland), and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim set of financial statements in the interim financial report for the six months ended 1 July 2016 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
London
22 September 2016

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COCA-COLA EUROPEAN PARTNERS PLC
CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT (UNAUDITED)

		Six Months Ended		Year Ended
		1 July 2016	3 July 2015	31 December 2015	31 December 2014
	Note	€ million	€ million	€ million	€ million
Revenue		3,542	3,199	6,329	6,217
Cost of sales		(2,243)	(2,058)	(4,017)	(3,987)
Gross profit		1,299	1,141	2,312	2,230
Selling and distribution expenses		(536)	(465)	(919)	(944)
Administrative expenses	2	(449)	(295)	(634)	(539)
Operating profit		314	381	759	747
Finance income	9	9	13	24	34
Finance costs	9	(70)	(68)	(134)	(123)
Total finance costs, net		(61)	(55)	(110)	(89)
Non-operating items	19	(4)	—	(5)	—
Profit before taxes		249	326	644	658
Taxes	13	(39)	(89)	(131)	(174)
Profit after taxes		210	237	513	484

Basic earnings per share (€)	4	0.76	1.01	2.23	1.96
Diluted earnings per share (€)	4	0.74	1.00	2.19	1.92

The accompanying notes are an integral part of these interim financial statements.

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COCA-COLA EUROPEAN PARTNERS PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

		Six Months Ended		Year Ended
		1 July 2016	3 July 2015	31 December 2015	31 December 2014
	Note	€ million	€ million	€ million	€ million
Profit after taxes		210	237	513	484
Components of other comprehensive income (loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net		(154)	(65)	(185)	(206)
Tax effect		—	—	—	—
Foreign currency translations, net of tax		(154)	(65)	(185)	(206)
Net investment hedges:
Pretax activity, net		(66)	100	134	194
Tax effect		22	(35)	(46)	(68)
Net investment hedges, net of tax	8	(44)	65	88	126
Cash flow hedges:
Pretax activity, net		21	(3)	16	(11)
Tax effect		(3)	—	(5)	3
Cash flow hedges, net of tax	8	18	(3)	11	(8)
Items that will not be subsequently reclassified to the income statement:
Pension plan adjustments:
Pretax activity, net		—	1	(59)	(58)
Tax effect		—	(1)	9	15
Pension plan adjustments, net of tax	10	—	—	(50)	(43)
Other comprehensive loss for the period, net of tax		(180)	(3)	(136)	(131)
Comprehensive income for the period		30	234	377	353
The accompanying notes are an integral part of these interim financial statements.

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COCA-COLA EUROPEAN PARTNERS PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (UNAUDITED)

		1 July 2016	31 December 2015	31 December 2014	1 January 2014
	Note	€ million	€ million	€ million	€ million
ASSETS
Non-current:
Intangible assets	5	8,388	3,202	3,086	2,980
Goodwill	5	2,243	81	84	90
Property, plant and equipment	6	3,927	1,692	1,673	1,660
Non-current derivative assets	8	9	22	—	5
Deferred tax assets		248	81	130	216
Other non-current assets		62	35	67	98
Total non-current assets		14,877	5,113	5,040	5,049
Current:
Current derivative assets	8	33	20	67	5
Current tax assets		42	13	22	20
Inventories		769	371	374	374
Amounts receivable from TCCC	12	87	52	56	65
Trade accounts receivable		2,127	1,210	1,252	1,102
Cash and cash equivalents		482	156	184	250
Other current assets		318	61	53	54
Total current assets		3,858	1,883	2,008	1,870
Total assets		18,735	6,996	7,048	6,919
LIABILITIES
Non-current:
Borrowings, less current portion	9	6,345	3,122	2,731	2,698
Employee benefit liabilities	10	236	142	119	83
Non-current provisions	15	85	17	17	15
Non-current derivative liabilities	8	4	21	14	37
Deferred tax liabilities		2,219	769	790	782
Other non-current liabilities		81	48	35	36
Total non-current liabilities		8,970	4,119	3,706	3,651
Current:
Current portion of borrowings	9	529	418	523	81
Current provisions	15	203	20	24	35
Current derivative liabilities	8	9	47	46	27
Current tax liabilities		72	44	35	49
Amounts payable to TCCC	12	236	94	85	106
Trade and other payables		2,420	1,383	1,442	1,307
Total current liabilities		3,469	2,006	2,155	1,605
Total liabilities		12,439	6,125	5,861	5,256
EQUITY
Share capital	11	5	3	3	3
Share premium	11	109	2,729	2,711	2,699
Merger reserves	11	8,466	—	—	—
Reverse acquisition reserves	11	(11,142)	—	—	—
Other reserves	11	(360)	(180)	(94)	(6)
Treasury shares	11	—	(3,307)	(2,781)	(2,087)
Retained earnings		9,218	1,626	1,348	1,054
Total equity		6,296	871	1,187	1,663
Total equity and liabilities		18,735	6,996	7,048	6,919
The accompanying notes are an integral part of these interim financial statements.

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COCA-COLA EUROPEAN PARTNERS PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (UNAUDITED)

		Six Months Ended		Year Ended
		1 July 2016	3 July 2015	31 December 2015	31 December 2014
	Note	€ million	€ million	€ million	€ million
Cash flows from operating activities:
Profit before taxes		249	326	644	658
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	6	118	111	221	213
Amortisation of intangible assets	5	15	13	26	19
Share-based payment expense	14	27	14	39	22
Finance costs, net	9	61	55	110	89
Decrease/(increase) in trade and other receivables		(184)	(167)	68	(117)
Decrease/(increase) in inventories		(41)	(43)	9	4
Increase/(decrease) in trade and other payables		149	65	(91)	79
Increase/(decrease) in provisions	15	17	(2)	(5)	(10)
Change in other operating assets and liabilities		(3)	34	25	(2)
Income taxes paid	13	(70)	(54)	(124)	(140)
Net cash flows from operating activities		338	352	922	815
Cash flows from investing activities:
Cash from acquisition of bottling operations	2	149	—	—	—
Purchases of property, plant and equipment	6	(157)	(175)	(292)	(222)
Purchases of intangible assets	5	(17)	(9)	(21)	(24)
Proceeds from sales of property, plant and equipment	6	3	—	12	22
Settlement of net investment hedges	8	(8)	—	29	17
Other investing activity		—	(12)	—	—
Net cash flows used in investing activities		(30)	(196)	(272)	(207)
Cash flows from financing activities:
Proceeds from borrowings, net of issuance costs	9	3,174	495	495	247
Changes in revolving credit facility, net of issuance costs	9	195	—	—	—
Changes in short-term borrowings	9	(106)	128	47	110
Repayments on third party borrowings	9	(4)	(6)	(431)	(83)
Repayment of loan with TCCC assumed in acquisition	12	(73)	—	—	—
Interest paid		(53)	(45)	(91)	(79)
Return of capital to CCE shareholders	11	(2,963)	—	—	—
Dividends paid	11	(122)	(115)	(232)	(185)
Share repurchases under share repurchase programmes	11	—	(440)	(534)	(673)
Exercise of employee share options	11	13	14	19	12
Repurchases of share-based payments	14	(27)	—	—	—
Settlement of debt-related cross-currency swaps	8	—	—	50	(10)
Other financing activities, net		(10)	(5)	(8)	(16)
Net cash flows used in financing activities		24	26	(685)	(677)
Net change in cash and cash equivalents		332	182	(35)	(69)
Net effect of currency exchange rate changes on cash and cash equivalents		(6)	10	7	3
Cash and cash equivalents at beginning of period		156	184	184	250
Cash and cash equivalents at end of period		482	376	156	184
Non-cash investing and financing activities:
Finance lease additions		5	2	2	3
The accompanying notes are an integral part of these interim financial statements.

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COCA-COLA EUROPEAN PARTNERS PLC
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

		Share capital		Share premium	Merger reserves	Reverse acquisition reserves	Other reserves	Treasury shares	Retained earnings	Total equity
	Note	Shares	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2014		258	3	2,699	—	—	(6)	(2,087)	1,054	1,663
Profit after taxes		—	—	—	—	—	—	—	484	484
Other comprehensive income / (expense)		—	—	—	—	—	(88)	—	(43)	(131)
Total comprehensive income		—	—	—	—	—	(88)	—	441	353
Issuances of shares	11	2	—	12	—	—	—	—	—	12
Equity-settled share-based payment expense	14	—	—	—	—	—	—	—	17	17
Share-based payment tax benefits	14	—	—	—	—	—	—	—	9	9
Dividends declared	11	—	—	—	—	—	—	—	(186)	(186)
Own shares purchased under share repurchase programmes	11	(20)	—	—	—	—	—	(683)	—	(683)
Own shares utilised for share-based payments, net	11	(1)	—	—	—	—	—	(11)	11	—
Other activity		—	—	—	—	—	—	—	2	2
Balance as at 31 December 2014		239	3	2,711	—	—	(94)	(2,781)	1,348	1,187
Profit after taxes		—	—	—	—	—	—	—	513	513
Other comprehensive income / (expense)		—	—	—	—	—	(86)	—	(50)	(136)
Total comprehensive income		—	—	—	—	—	(86)	—	463	377
Issuances of shares	11	2	—	18	—	—	—	—	—	18
Equity-settled share-based payment expense	14	—	—	—	—	—	—	—	25	25
Share-based payment tax benefits	14	—	—	—	—	—	—	—	15	15
Dividends declared	11	—	—	—	—	—	—	—	(233)	(233)
Own shares purchased under share repurchase programmes	11	(14)	—	—	—	—	—	(523)	—	(523)
Own shares utilised for share-based payments, net	11	—	—	—	—	—	—	(3)	3	—
Other activity		—	—	—	—	—	—	—	5	5
Balance as at 31 December 2015		227	3	2,729	—	—	(180)	(3,307)	1,626	871
Profit after taxes		—	—	—	—	—	—	—	210	210
Other comprehensive income / (expense)		—	—	—	—	—	(180)	—	—	(180)
Total comprehensive income		—	—	—	—	—	(180)	—	210	30
Shares utilised for share-based payments prior to Merger	11	1	—	9	—	—	—	(6)	6	9
Cancellation of CCE shares	11	(228)	(3)	(2,738)	—	(572)	—	3,313	—	—
Issuance of CCEP shares at Merger	11	482	5	7,605	8,466	(7,607)	—	—	—	8,469
Issuances of shares post-Merger	11	1	—	4	—	—	—	—	—	4
Return of capital to CCE shareholders	11	—	—	—	—	(2,963)	—	—	—	(2,963)
Capital reduction	11	—	—	(7,500)	—	—	—	—	7,500	—
Reclassifications of share-based payments	14	—	—	—	—	—	—	—	(22)	(22)
Equity-settled share-based payment expense	14	—	—	—	—	—	—	—	17	17
Share-based payment tax benefits	14	—	—	—	—	—	—	—	3	3
Dividends declared	11	—	—	—	—	—	—	—	(122)	(122)
Balance as at 1 July 2016		483	5	109	8,466	(11,142)	(360)	—	9,218	6,296
The accompanying notes are an integral part of these interim financial statements.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola European Partners plc (“CCEP”, the “Company”, the “Group”) was formed on 28 May 2016 through the Merger of the legacy businesses of Coca-Cola Enterprises, Inc., (“CCE”), Coca-Cola Iberian Partners (“Iberia”, “CCIP”) and Coca-Cola Erfrischungsgetränke (“Germany”, “CCEG”). CCEP is a leading consumer packaged goods company in Europe, selling, producing and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. CCEP serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. CCEP is a public limited company incorporated in the United Kingdom (“UK”), where it is domiciled. The Company’s shares are listed and traded on the Euronext Amsterdam, the New York Stock Exchange, the Euronext London (Standard Listing) and various Spanish stock exchanges. The address of the Company’s registered office is Coca-Cola European Partners plc, Bakers Road, Uxbridge, Middlesex UB8 1EZ, United Kingdom.
CCEP operates in the highly competitive beverage industry and faces strong competition from other general and specialty beverage companies. The Company’s financial results are affected by a number of factors, including, but not limited to, consumer preferences, cost to manufacture and distribute products, foreign currency exchange rates, general economic conditions, local and national laws and regulations, raw material availability and weather patterns.
Upon the consummation of the Merger, the historical financial statements of CCE became CCEP’s historical financial statements. Therefore, the financial results presented herein for 2014, 2015 and 2016 prior to the date of the Merger relate to CCE and its consolidated subsidiaries and the period after the Merger refers to the financial results of CCEP. CCE was incorporated in the United States of America (“U.S.”), where it was domiciled. Its main registered office was 2500 Windy Ridge Parkway, Atlanta, Georgia 30339, United States of America.
Refer to Note 2 for further details about the Merger to form CCEP.
Basis of Preparation
The interim financial statements of CCEP and its consolidated subsidiaries have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority (“FCA”) and with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). For all periods up to and including the year ended 31 December 2015, CCE, as the predecessor to the Company, previously prepared its financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). For the financial year ended 31 December 2016, CCEP will prepare its first annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, which will include financial information prior to the Merger for the predecessor. There are currently no substantial differences between IFRS as adopted by the European Union and IFRS as issued by the International Accounting Standards Board. The Company’s date of transition to IFRS was 1 January 2014 (“transition date”), at which date the Company prepared its opening IFRS statement of financial position. The financial information presented herein is unaudited and has been prepared in accordance with the Company’s accounting policies based on IFRS that are expected to apply for the year ended 31 December 2016. Refer to Note 18 for further details of how CCE adopted IFRS.
The interim financial statements were authorised for issue by the Directors on 22 September 2016 and reflect a presentation of the operating results of the Company and its subsidiaries for the periods presented. These interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. The information as at 1 January 2014 and for the years ended 31 December 2015 and 31 December 2014 are the results of operations and financial position of CCEP’s predecessor, CCE, which was incorporated in the U.S.
Reporting Periods
In this interim financial report, CCEP, as the successor company to CCE, is reporting the results from operations of CCE for the period 1 January 2014 to 27 May 2016 and the results of operations for CCEP from 28 May 2016 to 1 July 2016.
The Company’s financial year ends on 31 December. For interim half-yearly reporting convenience, the first six month period closes on the Friday closest to the end of the interim calendar period. There was one less selling day in the six months ended 1

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July 2016 versus the six months ended 3 July 2015, and there will be one additional selling day in the second six months of 2016 versus the second six months of 2015 (based upon a standard five-day selling week).
The following table summarises the number of selling days for the first six months and the second six months of the years ended 31 December 2016 and 2015 (based on a standard five-day selling week):

	First Six Months	Second Six Months	Full Year
2016	131	130	261
2015	132	129	261
Change	(1)	1	0
Trading Seasonality
Operating results for the first half of 2016 may not be indicative of the results expected for the year ending 31 December 2016 as sales of the Company’s products are seasonal, with the second and third quarters accounting for higher unit sales of the Company’s products than the first and fourth quarters. The seasonality of the Company’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Company’s results for the first half of the year. Additionally, year-over-year shifts in holidays, selling days and weather patterns can impact the Company’s results on an annual or half-yearly basis.
Going Concern Basis
The Company meets its day-to-day working capital requirements through cash flows from operations, public and private issuances of debt and its euro commercial paper programme. The Company’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Company expects to be able to operate within the level of its current facilities. After making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for at least twelve months from the date of approval of the financial statements. Having reassessed the principal risks, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial statements.
Accounting Policies
The accounting policies described within the Company’s interim financial statements have been adopted consistently for the periods presented, except as noted below.

•
A number of elections were made as part of first-time adoption of IFRS as at 1 January 2014 that resulted in some differences in the application of accounting policies compared to the policies described elsewhere in the Company’s interim financial statements. Refer to Note 18 for further details about the Company’s IFRS Transition Elections.

•	Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.
Significant Judgments and Estimates
The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
In preparing these interim financial statements, the significant judgments made in applying the Company’s accounting policies and the key sources of estimation uncertainty were applied consistently across the annual and interim periods, with the exception of changes in estimates that are required in determining the provision for income taxes.
The principal estimates and judgments that have a significant effect on the amounts recognised in the interim financial statements are as follows:

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Defined Benefit Pension Plan Cost and Obligation
The determination of the pension and other post-retirement benefits cost and obligation is based on assumptions determined with independent actuarial advice. The assumptions include discount rate, salary rate of inflation, mortality rates, retirement patterns and turnover rates. Refer to Note 10 for further details about the Company’s defined benefit pension plan cost and obligation.
Customer Marketing Programmes and Sales Incentives
The Company participates in various programmes and arrangements with customers designed to increase the sale of products. Among the programmes are arrangements under which allowances can be earned by customers for attaining agreed-upon sales levels or for participating in specific marketing programmes.
Under customer programmes and arrangements that require sales incentives to be paid in advance, the Company amortises the amount paid over the period of benefit or contractual sales volume. When incentives are paid in arrears, the Company accrues the estimated amount to be paid based on the programme’s contractual terms, expected customer performance and/or estimated sales volume.
Provisions
Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When some or all of a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the Condensed Consolidated Interim Income Statement net of any reimbursement. Refer to Note 15 for further details about provisions recorded.
Useful Lives of Franchise Intangible Assets
The Company has assigned indefinite lives to its franchise agreements with The Coca-Cola Company (“TCCC”) after evaluating the contractual provisions of the franchise agreements, the Company’s mutually beneficial relationship with TCCC and the history of renewals for franchise agreements. Refer to Note 5 for further details about the judgment regarding the lives of franchise agreements.
Impairment of Intangible Assets and Goodwill
Determining whether goodwill and intangible assets with indefinite lives are impaired requires an estimation of the value in use of the cash-generating units (“CGU”) to which the goodwill or intangible asset has been allocated. The value in use calculation requires an estimate of the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. Refer to Note 5 for further details about the impairment of goodwill and intangible assets with indefinite lives.
Taxes
The Company operates in many countries and is subject to taxes in numerous jurisdictions. Significant judgment is required in determining the provision for taxes as the tax treatment is often by its nature complex and cannot be finally determined until a formal resolution has been reached with the relevant tax authority which may take several years to conclude. Amounts provided are accrued based on management’s interpretation of country specific tax laws and the likelihood of settlement. Actual liabilities could differ from the amount provided which could have a consequent adverse impact on the financial information of the Company. Further significant judgment is required in determining whether a deferred tax asset is recoverable and thus recognised. This is based on management’s expectations with regard to taxable temporary differences and forecasts of future taxable profits. Refer to Note 13 for further details about income taxes.
Business Combinations
On the acquisition of a company or business, a determination of the fair value of the assets acquired and liabilities assumed, and the useful life of intangible assets and property, plant and equipment acquired is performed, which requires the application of judgment. Future events could cause assumptions to change which could have a significant impact on the Company’s financial results. Refer to Note 2 for further details about accounting for business combinations.

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Note 2
BUSINESS COMBINATION
On 28 May 2016, the Company acquired 100 per cent of the issued and outstanding shares of CCE, CCIP, the bottling partner for TCCC for Spain, Portugal and Andorra and CCEG, a formerly wholly-owned subsidiary of TCCC, representing TCCC’s strategic bottling partner in Germany. The Merger was performed for strategic and growth opportunities. As at 28 May 2016, each share of CCE common stock issued and outstanding immediately prior to the Merger was canceled and converted into the right to receive (1) US$14.50 in cash, without interest and (2) one CCEP share. On a fully diluted basis, CCE shareholders received approximately 48 per cent of issued CCEP shares. CCIP and CCEG shareholders received 34 per cent and 18 per cent, respectively, of the outstanding total CCEP shares.
The business combination is being accounted for under IFRS 3, “Business Combinations,” using the acquisition method. CCE was deemed to be the accounting acquirer, and CCIP and CCEG were deemed to be the accounting acquirees. Although CCE is the accounting acquirer, CCEP is the legal acquirer since CCEP issued shares to effect the Merger. Accordingly, the acquisition is being accounted for as a reverse acquisition whereby the assets acquired and liabilities assumed from CCIP and CCEG are recorded at fair value on the acquisition date, and the historical capital structure of CCE, the accounting acquirer, is restated to align with CCEP’s legal structure. Refer to Note 11 for further details about the equity accounts of CCEP.
The following table outlines the number of shares and total consideration transferred to CCIP and CCEG in exchange for their businesses, which was calculated based on the closing stock price of CCE common stock immediately prior to the acquisition date adjusted for the US$14.50 return of capital to CCE shareholders and converted to Euro:

	CCIP	CCEG	Total
CCEP shares issued (rounded, millions of shares)	166	88	254
CCE adjusted stock price as at 27 May 2016 (€)	33.33	33.33	33.33
Total consideration (€ million)	5,537	2,932	8,469
The provisional fair values of the assets and liabilities acquired as a result of the Merger are outlined in the following table:

	CCIP	CCEG	Total
	€ million	€ million	€ million
Intangible assets	4,091	1,340	5,431
Goodwill	1,182	979	2,161
Property, plant and equipment	884	1,380	2,264
Deferred tax assets	91	—	91
Other non-current assets	5	23	28
Current tax assets	7	12	19
Inventories	198	177	375
Amounts receivable from TCCC	13	34	47
Trade accounts receivable	410	384	794
Cash and cash equivalents	135	14	149
Other current assets	210	21	231
Capital lease obligations, less current and other financial liabilities	(30)	(40)	(70)
Employee benefit liabilities	(3)	(89)	(92)
Non-current provisions	(7)	(80)	(87)
Deferred tax liabilities	(1,110)	(393)	(1,503)
Other non-current liabilities	(1)	(2)	(3)
Capital lease obligations, current and other financial liabilities	(4)	(17)	(21)
Current provisions	—	(148)	(148)
Current tax liabilities	(17)	(1)	(18)
Amounts payable to TCCC	(57)	(157)	(214)
Trade and other payables	(460)	(505)	(965)
Net assets acquired	5,537	2,932	8,469

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Intangible assets include franchise intangible assets, customer relationships and capitalised software. The franchise intangible assets were valued using an income approach (discounted cash flow analysis). Whilst the agreements related to franchise intangible assets contain no automatic right of renewal, the Company believes that the interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by non-renewals ensures that these agreements will continue to be renewed and, therefore, are essentially perpetual. After evaluating the contractual provisions of the bottling agreements, the mutually beneficial relationship with TCCC and history of renewals, the Company has assigned indefinite lives to all such franchise intangible assets. Refer to Note 5 for further details about the Company’s intangible assets and goodwill.
Goodwill is attributable to the synergies of the combined business operations, new growth opportunities and workforce, and it is not expected to be deductible for tax purposes.
The operations of the acquired businesses are extensive and complex, and the initial accounting for the Merger is provisional at the end of the current reporting period. The Company is in the process of finalising the fair values for certain acquired assets, including inventory, property, plant and equipment and certain intangible assets. In addition, the Company is still gathering information about income taxes and deferred income tax assets and liabilities and other accrued liabilities based on facts that existed as at the date of the acquisition. Accordingly, the Company has recognised provisional amounts for these items. During the measurement period, which will not extend beyond 28 May 2017, the Company will adjust the provisional amounts recognised at the acquisition date to reflect new information obtained about facts and circumstances that existed as at the acquisition date that, if known, would have affected the measurement of the amounts recognised as at that date.
The fair value of acquired trade accounts receivable, net is €410 million and €384 million for CCIP and CCEG, respectively. The gross contractual amount related to these receivables is €439 million for CCIP, of which €29 million is expected to be uncollectible. The gross contractual amount for trade accounts receivable, net due is €389 million for CCEG, of which €5 million is expected to be uncollectible.
The Company recorded a fair value adjustment to increase the finished goods on hand at the time of the Merger by €37 million. This adjustment is included within cost of sales in the Condensed Consolidated Interim Income Statement for the six months ended 1 July 2016 as the inventory was sold during the period. Additionally, the Company recorded a €10 million decrease to spare parts inventory, which is reflected in cost of sales as the related inventory is utilised.
CCIP contributed revenue of €300 million and profit of €47 million to the Company for the period from 28 May to 1 July 2016. CCEG contributed revenue of €226 million and a loss of €13 million to the Company for the period from 28 May to 1 July 2016. If the Merger had taken place at the beginning of the year, pro forma revenue and profit for CCEP for the six months ended 1 July 2016 would have been €5.2 billion and €43 million, respectively.
Merger-related exceptional costs of €78 million and €5 million are included in administrative expenses and finance costs, respectively, in the Condensed Consolidated Interim Income Statement for the six months ended 1 July 2016. Cash payments for merger-related exceptional costs are included in operating cash flows in the Condensed Consolidated Interim Statement of Cash Flows.

Note 3
OPERATING SEGMENT

Description of Segment and Principal Activities

The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”), who evaluates performance and allocates resources. For management reporting purposes, the Company operates in one industry and has one operating segment. This segment derives its revenues from selling, producing and distributing beverages. The chief operating decision maker’s evaluation of this segment is based on consolidated results as presented in the Condensed Consolidated Interim Income Statement and Condensed Consolidated Interim Statement of Comprehensive Income. No single customer accounted for more than 10 per cent of the Company’s revenue during the six months ended 1 July 2016 and 3 July 2015 and for the years ended 31 December 2015 and 31 December 2014.

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The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Six Months Ended		Year Ended
	1 July 2016	3 July 2015	31 December 2015	31 December 2014
Revenue:	€ million	€ million	€ million	€ million
Great Britain	1,018	1,139	2,364	2,139
France	926	968	1,817	1,841
Belgium/Luxembourg	443	466	914	943
Iberia	300	—	—	—
The Netherlands	250	251	491	516
Germany	226	—	—	—
Norway	200	205	405	431
Sweden	179	170	338	347
Total	3,542	3,199	6,329	6,217
Segment Assets
Segment assets are allocated based on the operations of the segment and the physical location of the assets. The following table summarises non-current assets, other than financial instruments and deferred tax assets by geography:

	1 July 2016	31 December 2015	31 December 2015	1 January 2014
	€ million	€ million	€ million	€ million
Iberia	6,162	—	—	—
Germany	3,724	—	—	—
Great Britain	2,291	2,579	2,491	2,386
France	761	759	750	735
Belgium/Luxembourg	578	579	591	605
Sweden	414	422	409	432
The Netherlands	331	325	312	307
Norway	270	257	272	293
Other unallocated	89	89	85	70
Total	14,620	5,010	4,910	4,828

Note 4
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of ordinary shares in issue and outstanding during the period. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally stock options and restricted share units. Share-based payment awards that are contingently issuable upon the achievement of a specified market and/or performance conditions are included in the diluted earnings per share calculation in the period in which the condition is satisfied.
Antidilutive securities are excluded from the calculation of diluted earnings per share.

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The following table summarises basic and diluted earnings per ordinary share calculations for the periods presented:

	Six Months Ended		Year Ended
	1 July 2016	3 July 2015	31 December 2015	31 December 2014
Profit after taxes attributable to equity shareholders (€ million)	210	237	513	484
Basic weighted average number of ordinary shares in issue(A)	276	233	231	247
Effect of dilutive potential ordinary shares	7	4	4	5
Diluted weighted average number of ordinary shares in issue(A)	283	237	235	252
Basic earnings per share (€)	0.76	1.01	2.23	1.96
Diluted earnings per share (€)	0.74	1.00	2.19	1.92
___________________________

(A)
The increase of the basic and diluted weighted average number of ordinary shares in issue as at 1 July 2016 is due to the share allocation to CCIP and CCEG of 34 per cent and 18 per cent, respectively, of the outstanding total CCEP shares. As at 1 July 2016, the Company had 482,551,977 shares in issue and outstanding.

Note 5
INTANGIBLE ASSETS AND GOODWILL
Intangible Assets with Indefinite Lives
Intangible assets with indefinite lives acquired through business combination transactions are initially measured at fair value at the date of acquisition. These assets are not subject to amortisation but are tested for impairment at least annually at the CGU level or more frequently if facts and circumstances arise that would indicate an impairment may exist.
Franchise Intangible Assets
The Company’s franchise agreements contain performance requirements and convey the rights to distribute and sell products within specified territories. The Company’s agreements with TCCC for each of its territories have terms of 10 years and expire on 28 May 2026, with each containing the right for the Company to request a 10-year renewal. Whilst these agreements contain no automatic right of renewal beyond that date, the Company believes that its interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by nonrenewal ensure that these agreements will continue to be renewed and, therefore, are essentially perpetual. The Company has never had a franchise agreement with TCCC terminated due to nonperformance of the terms of the agreement or due to a decision by TCCC to terminate an agreement at the expiration of a term. After evaluating the contractual provisions of franchise agreements, the Company’s mutually beneficial relationship with TCCC and history of renewals, indefinite lives have been assigned to all of the Company’s franchise intangible assets.
Goodwill
Goodwill is initially measured as the excess of the total consideration transferred over the amount recognised for net identifiable assets acquired and liabilities assumed in a business combination. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognised in the Condensed Consolidated Interim Income Statement as a bargain purchase. Goodwill is not subject to amortisation; rather, it is tested annually for impairment at the CGU level or more frequently if events or changes in circumstances indicate that it might be impaired.
Intangible Assets with Finite Lives
Intangible assets with finite lives are measured at cost of acquisition or production and are amortised using the straight-line method over their respective estimated useful lives. Finite lived intangible assets are assessed for impairment whenever there is an indication that they may be impaired.
Internally Generated Software
The Company capitalises certain development costs associated with internally developed software, including external direct costs of materials and services and payroll costs for employees devoting time to a software project, and any such software acquired as part of a business combination. When capitalised software is not integral to related hardware it is treated as an intangible asset; otherwise it is included within property, plant and equipment. The estimated useful lives of capitalised software is 5 to 10 years,

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and the average remaining amortisation period is 5 years. Amortisation expense for capitalised software is included within administrative expenses and was €13 million and €12 million for the six months ended 1 July 2016 and 3 July 2015, respectively, and €25 million and €19 million for the years ended 31 December 2015 and 31 December 2014, respectively.
Customer Relationships
The Company acquired certain customer relationships in connection with the acquisitions of the Norway and Sweden bottling operations from TCCC in 2010 and the acquisitions of CCIP and CCEG during the six months ended 1 July 2016. These customer relationships were recorded at their fair values on the date of acquisition, and they are amortised into administrative expenses over a life of 20 years. The average remaining useful life of the Company’s customer relationships as at 1 July 2016 is 19 years. Amortisation expense for these assets was €2 million and €0.7 million for the six months ended 1 July 2016 and 3 July 2015, respectively, and €1 million for each of the years ended 31 December 2015 and 31 December 2014.
Impairment Testing
Each CGU is tested for impairment at least annually as at the first day of the fourth quarter or whenever there is an indication of impairment. At each testing date, each CGU’s recoverable amount, the greater of value in use and fair value less costs to sell, is compared to its carrying value. To determine value in use for a CGU, estimated future cash flows are discounted to their present values using a pre-tax discount rate reflective of the current market conditions and risks specific to each CGU. If the carrying value of a CGU exceeds its recoverable amount, the carrying value of the CGU is reduced to its recoverable amount. Impairment charges other than those related to goodwill may be reversed in future periods if a subsequent test indicates that the recoverable amount has increased. Such recoveries may not exceed a CGU’s original carrying value less any depreciation that would have been recognised if no impairment charges were previously recorded. The Company has not recorded an impairment charge as a result of the tests conducted in accordance with IAS 36, “Impairment of Assets”.
The following table summarises the movement in net book value for intangible assets and goodwill during the six months ended 1 July 2016:

	Intangible assets	Goodwill
	€ million	€ million
Opening book value as at 1 January 2016	3,202	81
Additions	17	—
Additions - CCIP from the Merger	4,091	1,182
Additions - CCEG from the Merger	1,340	979
Amortisation expense	(15)	—
Currency translation adjustments	(247)	1
Closing book value as at 1 July 2016	8,388	2,243

Note 6
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at cost. Major property additions, replacements and betterments are capitalised, whilst maintenance and repairs that do not extend the useful life of an asset or add new functionality are expensed as incurred. Land is not depreciated, as it is considered to have an indefinite life. For all property, plant and equipment, other than land, depreciation is recorded using the straight-line method over the respective estimated useful lives as follows:

Building and improvements	10 to 50 years
Machinery, equipment and containers	3 to 30 years
Cold-drink equipment	3 to 13 years
Vehicle fleet	3 to 20 years
Furniture and office equipment	3 to 10 years
Gains or losses arising on the disposal or retirement of an asset are determined as the difference between the carrying amount of the asset and any proceeds from its sale. Major refurbishment costs are capitalised as part of total acquisition cost. Routine

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maintenance and repair costs are expensed as incurred. Leasehold improvements are amortised using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement.
The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, an impairment test is performed to estimate the potential loss of value that may reduce the recoverable amount of the asset to below its carrying amount. Useful lives and residual amounts are reviewed annually, and adjustments are made prospectively as required.
For property, plant and equipment, the Company assesses annually whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, a previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised and only up to the recoverable amount or the original carrying amount net of depreciation that would have been incurred had no impairment losses been recognised.
The following table summarises the movement in net book value for property, plant and equipment during the six months ended 1 July 2016:

Total
€ million
Opening net book value at 1 January 2016	1,692
Additions	162
Additions - CCIP from the Merger	884
Additions - CCEG from the Merger	1,380
Disposals	(8)
Depreciation expense	(118)
Currency translation adjustments	(65)
Closing net book value at 1 July 2016	3,927

Note 7
FAIR VALUES
Fair Value Measurements
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1—Quoted prices in active markets for identical assets or liabilities;

•
Level 2—Observable inputs other than quoted prices included in Level 1. The Company values assets and liabilities included in this level using dealer and broker quotations, certain pricing models, bid prices, quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data; or

•
Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of the Company’s cash and cash equivalents, trade accounts receivable, amounts receivable from TCCC, trade and other payables and amounts payable to TCCC approximate their carrying amounts due to their short-term nature.
The fair values of the Company’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised within Level 1 of the fair value hierarchy as the Company uses quoted market prices in assessing their fair values. The total fair value of borrowings as at 1 July 2016, 31 December 2015, 31 December 2014 and 1 January 2014, was €7.1 billion, €3.6 billion, €3.4 billion and €2.8 billion, respectively. This compared to the carrying value of total borrowings as at 1 July 2016, 31 December 2015, 31 December 2014 and 1 January 2014 of €6.9 billion, €3.5 billion, €3.3 billion and €2.8 billion, respectively. Refer to Note 9 for further details regarding the Company’s borrowings.

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The Company’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument, taking into account credit risk. The fair value of its derivative contracts (including forwards, options, cross-currency swaps and interest rate swaps) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource. As at 1 July 2016, 31 December 2015, 31 December 2014 and 1 January 2014, the total value of derivative assets was €42 million, €42 million, €67 million and €10 million, respectively. As at 1 July 2016, 31 December 2015, 31 December 2014 and 1 January 2014, the total value of derivative liabilities was €13 million, €68 million, €60 million and €64 million, respectively. Refer to Note 8 for further details about the Company’s derivatives.
For assets and liabilities that are recognised in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period. There have been no transfers between Level 1 and Level 2 during the periods presented.

Note 8
HEDGING ACTIVITIES
Derivative Financial Instruments
The Company utilises derivative financial instruments to mitigate its exposure to certain market risks associated with its ongoing operations. The primary risks that it seeks to manage through the use of derivative financial instruments include currency exchange risk, commodity price risk and interest rate risk. All derivative financial instruments are recorded at fair value on the Condensed Consolidated Interim Statement of Financial Position. The Company does not use derivative financial instruments for trading or speculative purposes. Whilst certain of the derivative financial instruments are designated as hedging instruments, the Company also enters into derivative financial instruments that are designed to hedge a risk but are not designated as hedging instruments (referred to as an “economic hedge” or a “non-designated hedge”). Changes in the fair value of these non-designated hedging instruments are recognised in the line item on the Condensed Consolidated Interim Income Statement that is consistent with the nature of the hedged risk. The Company is exposed to counterparty credit risk on all of its derivative financial instruments. It has established and maintained strict counterparty credit guidelines and enters into hedges only with financial institutions that are investment grade or better. It continuously monitors counterparty credit risk and utilises numerous counterparties to minimise its exposure to potential defaults. It does not require collateral under these agreements.
Cash Flow Hedges
The Company uses cash flow hedges to mitigate its exposure to changes in cash flows attributable to currency fluctuations associated with certain forecasted transactions, including purchases of raw materials, finished goods and services denominated in non-functional currencies, the receipt of interest and principal on intercompany loans denominated in non-functional currencies and the payment of interest and principal on debt issuances in a non-functional currency. Effective changes in the fair value of these cash flow hedging instruments are recognised in the hedging reserve on the Condensed Consolidated Interim Statement of Financial Position. The effective changes are then recognised in the period that the forecasted purchases or payments impact earnings within the line item on the Condensed Consolidated Interim Income Statement that is consistent with the nature of the underlying hedged item. Any changes in the fair value of these cash flow hedges that are the result of ineffectiveness are recognised immediately in the line item on the Condensed Consolidated Interim Income Statement that is consistent with the nature of the underlying hedged item. Cash flows from the cash flow hedges in relation to the foreign currency contracts as at 1 July 2016 are expected to occur and affect profit or loss between 2016 and 2021.

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Non-designated Hedges
The Company periodically enters into derivative instruments that are designed to hedge various risks but are not designated as hedging instruments. These hedged risks include those related to commodity price fluctuations associated with forecasted purchases of aluminium, sugar, components of PET (plastic) and vehicle fuel. At times, it also enters into other short-term non-designated hedges to mitigate its exposure to changes in cash flows attributable to currency fluctuations associated with short-term intercompany loans and certain cash equivalents denominated in non-functional currencies. Changes in the fair value of outstanding non-designated hedges are recognised each reporting period in the line item on the Condensed Consolidated Interim Income Statement that is consistent with the nature of the hedged risk.
Net Investment Hedges
The Company has entered into foreign currency forwards, options and foreign currency denominated borrowings designated as net investment hedges of its foreign subsidiaries. Changes in the fair value of these hedges resulting from currency exchange rate changes are recognised in equity on the Condensed Consolidated Interim Statement of Financial Position to offset the change in the carrying value of the net investment being hedged. Any changes in the fair value of these hedges that are the result of ineffectiveness are recognised immediately after operating profit on the Condensed Consolidated Interim Income Statement. All outstanding net investment hedges were settled prior to the Merger. Although the Company has no net investment hedges in place as at 1 July 2016, it continues to monitor its exposure to currency exchange rates and may enter into future net investment hedges as a result of volatility in the functional currencies of certain of its subsidiaries.
The following table illustrates the derivative instruments outstanding and their respective location in the Condensed Consolidated Interim Statement of Financial Position as at the dates presented:

		1 July 2016	31 December 2015	31 December 2014	1 January 2014
Hedging Instrument	Location – Statement of Financial Position	€ million	€ million	€ million	€ million
Assets:
Derivatives designated as hedging instruments:
Foreign currency contracts	Non-current derivative assets	9	16	—	—
Foreign currency contracts	Current derivative assets	30	17	45	4
Total		39	33	45	4
Derivatives not designated as hedging instruments:
Foreign currency contracts	Non-current derivative assets	—	6	—	5
Foreign currency contracts	Current derivative assets	1	2	20	—
Commodity contracts	Current derivative assets	2	1	2	1
Total		3	9	22	6
Total Assets		42	42	67	10
Liabilities:
Derivatives designated as hedging instruments:
Foreign currency contracts	Non-current derivative liabilities	—	2	10	32
Foreign currency contracts	Current derivative liabilities	1	25	21	18
Total		1	27	31	50
Derivatives not designated as hedging instruments:
Foreign currency contracts	Non-current derivative liabilities	—	6	—	5
Commodity contracts	Non-current derivative liabilities	4	13	4	—
Foreign currency contracts	Current derivative liabilities	—	—	18	—
Commodity contracts	Current derivative liabilities	8	22	7	9
Total		12	41	29	14
Total Liabilities		13	68	60	64
All derivative instruments are classified as Level 2 within the fair value hierarchy.

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Note 9
BORROWINGS AND FINANCE LEASES
Borrowings
Borrowings are recognised at amortised cost, net of issuance costs incurred, using the effective interest rate method. Amortisation of transaction costs, premiums and discounts is recognised as part of finance costs within the Condensed Consolidated Interim Income Statement.
Finance Leases
Finance leases are recognised when the Company leases property, plant and equipment and has substantially all the risks and rewards of ownership. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. The corresponding lease obligations, net of finance charges, are included in borrowings, and the interest element of the finance cost is charged to finance costs within the Condensed Consolidated Interim Income Statement over the lease period. Property, plant and equipment acquired in connection with a finance lease is depreciated over the shorter of the useful life of the asset or the lease term. The Company’s interests in assets acquired under finance leases are included in property, plant and equipment and primarily relate to buildings and fleet assets. Amortisation of finance lease assets is included in depreciation expense.
Borrowings Outstanding
The following table summarises the Company’s borrowings as at the dates presented:

	1 July 2016		31 December 2015		31 December 2014		1 January 2014
	Balance	Rates(A)	Balance	Rates(A)	Balance	Rates(A)	Balance	Rates(A)
	€ million	%	€ million	%	€ million	%	€ million	%
Non-current:
Unsecured Eurobond notes(B,D)	4,312	1.6	2,132	2.4	1,635	2.6	1,386	2.5
Unsecured U.S. Dollar bond notes	958	3.7	980	3.7	1,084	3.4	1,297	3.1
Term loan(C)	996	0.7	—	—	—	—	—	—
Finance lease obligations(G)	78	n/a	10	n/a	12	n/a	15	n/a
Other borrowings	1	n/a	—	—	—	—	—	—
Total non-current borrowings	6,345		3,122		2,731		2,698

Current:
Unsecured U.S. Dollar bank notes(E,F)	225	2.0	230	2.0	392	2.1	73	0.6
Short-term borrowings	77	0.1	183	0.6	121	0.5	—	—
Credit facility	200	0.3	—	—	—	—	—	—
Finance lease obligations(G)	25	n/a	5	n/a	10	n/a	8	n/a
Other borrowings	2	n/a	—	—	—	—	—	—
Total current borrowings	529		418		523		81
___________________________

(A)	These rates represent the weighted average interest rates or effective interest rates on the balances outstanding, as adjusted for the effects of interest rate swap agreements, if applicable.

(B)
To finance the return of capital to CCE shareholders in connection with the Merger, the Company issued €2.2 billion Eurobond notes with a weighted-average interest rate of 0.9 per cent due between November 2017 and May 2028. Unamortised discounts and capitalised financing fees related to these borrowings totaled €12 million and €10 million as at 1 July 2016, respectively.

(C)
To finance the return of capital to CCE shareholders in connection with the Merger, the Company obtained a €1 billion, floating rate bank term loan with annual payments due each May until 2021. Unamortised capitalised financing fees related to these borrowings totaled €4 million as at 1 July 2016.

(D)	In March 2015, CCE issued €500 million, 1.9 per cent notes due 2030.

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(E)	In September 2015, US$475 million, 2.1 per cent CCE notes matured and were paid in full.

(F)	In February 2014, US$100 million, floating-rate notes matured and were paid in full.

(G)	These amounts represent the present values of the Company’s minimum finance lease obligations.
Credit Facilities
The Company has amounts available for borrowing under a €1.5 billion multi-currency credit facility with a syndicate of ten banks. This credit facility matures in 2021 and is for general corporate purposes, including serving as a backstop to the Company’s commercial paper programme and supporting the Company’s working capital needs. Based on information currently available, there is no indication that the financial institutions participating in this facility would be unable to fulfill their commitments to the Company as at the date of this report. The Company’s current credit facility contains no financial covenants that would impact its liquidity or access to capital. At 1 July 2016, the Company had €200 million drawn on its credit facility. CCE previously held a multi-currency credit facility for US$1 billion with a syndicate of eight banks, which was terminated prior to the Merger. The Company did not have any amounts drawn on this facility for any period presented in the Company’s Condensed Consolidated Interim Statement of Financial Position.
Covenants
The credit facility, term loan and outstanding notes as at 1 July 2016 contain no financial covenants.
Prior to the Merger, CCE’s credit facility and outstanding notes contained various provisions that, among other things, required limitations to the incurrence of certain liens or encumbrances in excess of defined amounts. Additionally, the credit facility required compliance with a minimum interest coverage ratio. CCE was in compliance with these requirements as at 31 December 2015, 31 December 2014 and 1 January 2014.

Note 10
EMPLOYEE BENEFIT PLANS
The cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurements of the defined benefit obligation such as actuarial gains and losses and return on plan assets are recognised directly in other comprehensive income. Remeasurements recognised in other comprehensive income are reflected immediately in retained earnings and will not be reclassified to profit or loss. Service costs are presented within cost of sales, selling and distribution expenses and administrative expenses in the Condensed Consolidated Interim Income Statement. Past service costs are recognised immediately within cost of sales, selling and distribution expenses and administrative expenses in the Condensed Consolidated Interim Income Statement. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan asset. Net interest cost is presented within finance costs or finance income, as applicable, in the Condensed Consolidated Interim Income Statement. The defined benefit obligation recognised in the Condensed Consolidated Interim Statement of Financial Position represents the present value of the estimated future cash outflows using interest rates of high quality corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability.

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Benefit Costs
The Company sponsors a number of defined benefit pension plans. The following table summarises the expense related to pension plans recognised in the Condensed Consolidated Interim Income Statement for the periods presented:

	Six Months Ended		Year Ended
	1 July 2016	3 July 2015	31 December 2015	31 December 2014
	€ million	€ million	€ million	€ million
Service cost	25	26	51	42
Past service cost	—	1	3	—
Net interest cost (income)	1	—	—	(1)
Administrative expenses	1	1	3	2
Total cost	27	28	57	43
Retirement Benefit Status
The following table summarises the retirement benefit status of pension plans as at the dates presented:

	1 July 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Net benefit status:
Defined benefit obligation	(1,711)	(1,493)	(1,335)	(1,079)
Fair value of assets	1,576	1,369	1,265	1,067
Net benefit status	(135)	(124)	(70)	(12)
Retirement benefit surplus	11	—	33	58
Retirement benefit obligation	(146)	(124)	(103)	(70)
The change in the benefit status of the Company’s plans from 31 December 2015 to 1 July 2016 was mainly due to the acquisition of CCEG’s pension plan through the Merger (refer to Note 2). Approximately €146 million of our net pension liability as at 1 July 2016 is in a non-current liability balance and included within the Employee Benefit Liabilities on the Condensed Consolidated Interim Statement of Financial Position.
Contributions
Contributions to pension plans totaled €20 million and €22 million during the six months ended 1 July 2016 and 3 July 2015 and €47 million and €38 million for the years ended 31 December 2015 and 31 December 2014, respectively. The Company expects to make contributions of €43 million for the full year ending 31 December 2016.
Other Employee Benefit Liabilities
In Germany, the Company also has an early retirement programme designed to create an incentive for employees, within a certain age group, to transition from (full or part-time) employment into retirement before their legal retirement age. The non-current portion of these liabilities totaled €90 million and is included within Employee Benefit Liabilities on the Condensed Consolidated Interim Statement of Financial Position.

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Note 11
EQUITY
Share Capital
The Company is authorised to issue 643,098,494 ordinary shares of CCEP and has 482,551,977 shares in issue and outstanding as at 1 July 2016. Shares in issue have one voting right each and no restrictions related to dividends or return of capital.
Immediately prior to the Merger on 28 May 2016, there were 228,244,244 shares of US$0.01 par value of CCE ordinary shares, which included net issuances of 908,456 related to share-based payment awards from 1 January 2016 through 27 May 2016. In connection with the Merger as described in Note 2, all CCE shares were canceled and replaced with ordinary shares of CCEP. Additionally, CCEP issued 166,128,987 and 87,950,640 ordinary shares to CCIP and CCEG, respectively, as consideration to acquire their bottling operations. As at 1 July 2016, ordinary shares have a nominal value of €0.01 per share. Subsequent to the Merger, the Company issued an additional 228,106 shares related to share-based payment awards.
Share Premium
Under the Companies Act of 2006, the amount reflected in share premium for a reverse acquisition is equal to the total consideration transferred in excess of nominal value for the accounting acquirer. As all shares of CCE were canceled and replaced with shares in CCEP, amounts recorded to the share premium account represent the excess over nominal value of €0.01 for the 228,244,244 issued to CCE shareholders on 28 May 2016 based on the adjusted closing price of CCE ordinary shares of €33.33 at the time of the Merger. As CCE is the accounting acquirer, its net assets remain at book value; therefore, the Company recorded a corresponding reduction to reverse acquisition reserves for this amount. Furthermore, on 22 June 2016, the Company received approval from the UK High Court of Justice to convert €7.5 billion of its undistributable profits into distributable profits. This resulted in the reduction to the share premium account of €7.5 billion and a corresponding increase to retained earnings.
Merger Reserves
The consideration transferred to acquire CCIP and CCEG qualified for merger relief under the UK Companies Act of 2006. As such, the excess consideration transferred over nominal value was required to be excluded from the share premium account and recorded to merger reserves. The cumulative balance of €8.47 billion includes the consideration transferred in excess of nominal value of €0.01 for CCIP and CCEG of €5.54 billion and €2.93 billion, respectively.
Reverse Acquisition Reserves
As noted above CCE is the accounting acquirer and the Company established a reverse acquisition reserves account to ensure that CCE’s net assets remained at net book value. The balance in reverse acquisition reserves reflects reductions to equity for the consideration transferred to CCE shareholders, which includes CCEP share issuances of €8 billion and the return of capital to CCE shareholders in the form of a cash payment of €3 billion in connection with the Merger.
Other Reserves
The following table outlines the balances in other reserves as at the dates presented:

	1 July 2016	31 December 2015	31 December 2014	1 January 2014
	€ million	€ million	€ million	€ million
Cash flow hedge reserve	15	(3)	(14)	(6)
Net investment hedge reserve	170	214	126	—
Foreign currency translation adjustment reserve	(545)	(391)	(206)	—
Total other reserves	(360)	(180)	(94)	(6)
Included within other reserves are derivatives and foreign currency translation reserves. Key movements, including the tax affects, in these accounts from the 1 January 2014 through 1 July 2016 are included within the Condensed Consolidated Interim Statement of Comprehensive Income.
Dividends

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During the six months ended 1 July 2016, two dividend payments were made on previously outstanding CCE ordinary shares totaling US$136 million, or €122 million based on a dividend rate of US$0.30 per share. As at the date of this report, the CCEP Board of Directors authorised a dividend of €0.17 to be paid to CCEP shareholders in October 2016.
Treasury Shares
Immediately prior to the Merger, CCE had authorisations from the CCE Board of Directors to repurchase ordinary shares up to US$1 billion. CCE completed its planned share repurchases during the second half of 2015 and no additional repurchases were made in 2016. As part of the Merger agreement, the 128,993,430 shares held in treasury on the acquisition date, with a total cost of €3.3 billion, were canceled. Since the Merger, there have been no share repurchases and there has been no resolution approved by the Directors to repurchase outstanding ordinary shares of CCEP.

Note 12
RELATED PARTY TRANSACTIONS
Transactions with TCCC
As at 1 July 2016, 18 per cent of the total outstanding ordinary shares in the Company were indirectly owned by TCCC and TCCC exhibits significant influence over the Company, as defined by IAS 24, “Related Party Disclosures”. The Company is a key bottler of TCCC products and has entered into licensing agreements with TCCC to sell, produce and distribute products of TCCC within the Company’s territories. The Company purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. Franchise agreements with TCCC for each of the Company’s territories extend through 28 May 2026, with terms of 10 years, with each containing the right for the Company to request a 10-year renewal. Additionally, two of the Company’s seventeen Directors were nominated by, and are employees of, TCCC.
The following table summarises the transactions with TCCC that directly impacted the Condensed Consolidated Interim Income Statement for the periods presented:

	Six Months Ended		Year Ended
	1 July 2016	3 July 2015	31 December 2015	31 December 2014
	€ million	€ million	€ million	€ million
Amounts affecting revenue:
Fountain syrup and packaged product sales	14	6	13	13
Amounts affecting cost of sales:
Purchases of concentrate, syrup, mineral water and juice	(1,031)	(932)	(1,777)	(1,746)
Purchases of finished products	(17)	(21)	(36)	(37)
Marketing support funding earned	104	88	181	167
Total amounts affecting cost of sales	(944)	(865)	(1,632)	(1,616)
Marketing Support Funding Earned
The Company and TCCC engage in a variety of marketing programmes to promote the sale of TCCC products in territories in which the Company operates. Amounts to be paid to the Company by TCCC under the programmes are generally determined annually and are periodically reassessed as the programmes progress. Under the licensing agreements, TCCC is under no obligation to participate in the programmes or continue past levels of funding in the future. The amounts paid and terms of similar programmes with other franchises may differ. Marketing support funding programmes granted to the Company provide financial support principally based on product sales or upon the completion of stated requirements and are intended to offset a portion of the costs of the programmes.
Repayment of Acquired Loan
At the time of the Merger, the Company assumed a non-interest bearing loan with Atlantic Industries, a subsidiary of TCCC, for the amount of €73 million. This loan was fully repaid prior to 1 July 2016.

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Terms and Conditions of Transactions with TCCC
Outstanding balances are unsecured, interest free and are generally settled in cash. There have been no guarantees provided or received for any TCCC receivables or payables. Receivables from TCCC are considered to be recoverable and no expense was incurred as a result of outstanding receivables due from TCCC for the six months ended 1 July 2016, six months ended 3 July 2015 or years ended 31 December 2015 and 31 December 2014.
Transactions with Cobega Companies
As a result of the consummation of the Merger, Cobega S.A., who previously owned 56 per cent of CCIP, indirectly owned 19 per cent of the total outstanding ordinary shares of the Company as at 1 July 2016. Additionally, five of the Company’s seventeen Directors, including the Chairman, were nominated by CCIP, three of whom are affiliated with Cobega S.A. As such, Cobega exhibits significant influence over the Company, as defined by IAS 24, “Related Party Disclosures”. During the six months ended 1 July 2016, €1 million, €7 million and €1 million were recognised within revenue, cost of sales and operating expenses, respectively, related to transactions with Cobega, S.A.
Transactions with Key Management Personnel
The following table summarises the amounts recognised as an expense during the reporting period related to key management personnel:

	Six Months Ended		Year Ended
	1 July 2016	3 July 2015	31 December 2015	31 December 2014
	€ million	€ million	€ million	€ million
Salaries and other short-term employee benefits	9.9	9.0	17.2	24.8
Post-employment benefits	0.2	0.3	0.4	0.2
Share-based payments	0.5	3.0	24.6	13.9
Termination benefits	5.5	—	2.4	—
Total	16.1	12.3	44.6	38.9
The Company did not have any loans with key management personnel and was not party to any other transactions with the key management personnel during the periods presented.

Note 13
TAXES
Income tax is determined by using the comprehensive balance sheet method of accounting for income taxes which recognises current and future tax consequences of transactions and events, and future tax consequences of future recovery or settlement of the carrying amount of assets and liabilities.
Current Income Tax
Current income tax assets and liabilities for the current period are measured at the amount expected to be paid to or recovered from taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company and/or its subsidiaries operate.
Current income tax relating to items recognised directly in equity is not recognised in the Condensed Consolidated Interim Income Statement. The Company periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.
Deferred Tax
Deferred tax is determined by identifying the temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognised for all taxable temporary differences, except:

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•
When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
In respect of taxable temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled by the Company and/or its subsidiaries and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•
When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•
In respect of deductible temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
The effective tax rate was 16 per cent and 27 per cent for the six months ended 1 July 2016 and 3 July 2015, respectively, and 20 per cent and 26 per cent for the years ended 31 December 2015 and 31 December 2014, respectively.

Note 14
SHARE-BASED PAYMENT PLANS
CCE maintained and CCEP has established share-based payment plans that provide for the granting of non-qualified share options and restricted share units, some with performance and/or market conditions, to certain executive and management level employees. The Company believes that these awards better align the interests of its employees with the interests of its shareowners.
The Company recognises compensation expense equal to the grant-date fair value for all share-based payment awards that are expected to vest. Expense is generally recorded on a straight-line basis over the requisite service period for each separately vesting portion of the award. Grant-date fair value of share-based payment awards for each separately vesting tranche is determined using a Black-Scholes model, unless the awards are subject to market conditions, in which case a binomial-lattice model (e.g., Monte Carlo simulation model) is used. The Monte Carlo simulation model utilises multiple input variables to estimate the probability that market conditions will be achieved.

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Share Options
Share options (1) are granted with exercise prices equal to or greater than the fair value of the Company’s stock on the date of grant; (2) generally vest in three annual tranches over a period of 36 months and (3) expire 10 years from the date of grant. Generally, when options are exercised, new shares will be issued rather than issuing treasury shares, if available. At the time of the Merger, 7,462,690 options to purchase CCE ordinary shares were converted to 9,900,496 options to purchase CCEP ordinary shares. The number of options, exercise price and grant date fair value were converted to ensure no change in the option holders’ intrinsic values or total cost to exercise. No changes were made to any option’s vesting schedule and no additional compensation expense was recognised as a result of this conversion.
Restricted Share Units
Restricted share units generally vest upon continued employment for a period of at least 36 months and the attainment of certain market conditions and/or performance targets. Restricted share unit awards entitle the participant to hypothetical dividends, which are paid only if the restricted share units vest, but not voting rights. Unvested restricted share units are restricted as to disposition and subject to forfeiture. Upon completion of the Merger, each restricted share unit of CCE ordinary shares was converted into a cash payment of US$14.50 and one restricted share unit of CCEP ordinary shares. The cash payment and restricted share unit both vest concurrently and under the same schedule as the original CCE restricted share unit. These awards do not contain a net settlement feature for employee taxes; therefore, the liability of €21 million for tax withholdings on unvested restricted share units as at the Merger was reclassified into equity. Further, the Company determined that the total fair value of the cash payment and the new restricted share unit immediately after the Merger equaled the fair value of the original restricted share unit immediately prior to the Merger; thus no incremental expense was recognised. As at 1 July 2016, the total accrued portion of the cash payment reclassified from equity and included within accrued compensation was €16 million. Additionally, CCE had a pre-existing deferred share based payment plan that was terminated in connection with the Merger. This resulted in the plan being converted and reclassified from an equity-settled plan to a cash-settled plan and shortly after the Merger approximately €27 million was distributed to the plan participants.

Note 15
PROVISIONS, COMMITMENTS AND CONTINGENCIES
Provisions
Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When some or all of a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the Condensed Consolidated Interim Income Statement net of any reimbursement.
If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.
Contingencies
The Company is involved in various legal proceedings and tax matters. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and/or governmental actions. The probability of loss for such contingencies is assessed and accrued as a liability and/or disclosed, as appropriate.

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Provisions
Movements in each class of provision during the six months ended 1 July 2016 are set out below:

	Restructuring Provision	Decommissioning Provision	Other Provisions(A)	Total(A)
	€ million	€ million	€ million	€ million
Balance as at 1 January 2016	19	17	1	37
Acquired - CCIP from the Merger	—	—	7	7
Acquired - CCEG from the Merger	228	—	—	228
Charged/(credited) to profit or loss:
Additional provisions recognised	65	—	—	65
Unused amounts reversed	(3)	(1)	—	(4)
Utilised during the period	(46)	(1)	—	(47)
Translation	3	(1)	—	2
Balance as at 1 July 2016	266	14	8	288
Non-current	64	14	7	85
Current	202	—	1	203
Balance as at 1 July 2016	266	14	8	288
___________________________

(A)	Other provisions primarily relate to tax assessment provisions and legal reserves and are not considered material to these interim financial statements.
Non-current Provisions
Decommissioning Provisions
Decommissioning liabilities relate to contractual or legal obligations to pay for asset retirement costs. The liabilities represent both the reinstatement obligations when the Company is contractually obligated to pay for the cost of retiring leased buildings and the costs for collection, treatment, reuse, recovery and environmentally sound disposal of cold-drink equipment. Specific to cold-drink equipment obligations, the Company is subject to, and operates in accordance with, the EU Directive on Waste Electrical and Electronic Equipment (“WEEE”). Under the WEEE Directive, companies that put electrical and electronic equipment (such as cold-drink equipment) on the EU market are responsible for the costs of collection, treatment, recovery and disposal of their own products.
The period over which the decommissioning liabilities on leased buildings and cold-drink equipment will be settled ranges from 2 to 20 years and 5 to 13 years, respectively.
Current Provisions
Restructuring Provision
Restructuring provisions are recognised only when the Company has a constructive obligation, which is when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline and the employees affected have been notified of the plan’s main features.
In the second half of 2015, CCE announced the relocation and restructuring of certain production operations in Belgium designed to optimise the efficiency and effectiveness of its supply chain. The Company expects to be substantially complete with this programme by the end of 2016 and anticipates nonrecurring charges of approximately €29 million, primarily comprised of severance costs. During the six months ended 1 July 2016, the Company recorded €22 million related to the provision for this programme.
At the time of the Merger, the Company assumed ongoing restructuring initiatives in Germany that principally relate to improving the efficiency and effectiveness of the supply chain organisation. On 1 March 2016, CCEG announced its intent to close two production sites, six distribution sites and to phase out a refillable PET production line. In addition, CCEG announced its intent to restructure parts of its finance, human resources, marketing and sales departments. The costs associated with these restructuring plans are estimated to approximate €134 million and will primarily relate to severance costs.

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Furthermore, the Company has begun to incur restructuring expenses related to the integration of CCE, CCIP and CCEG to work to achieve synergies across the merged Company, including expenses related to the transition of Atlanta-based headquarter roles to Europe. During the six months ended 1 July 2016 the Company recorded €16 million and €25 million related to the provisions for its German and Merger-related integration restructuring programmes, respectively.
The Company also incurs certain non-cash costs, such as accelerated depreciation, which are related to our restructuring programmes but are not included within the restructuring provision due to their nature. The total amount of such costs recorded related to all restructuring programmes during the six months ended 1 July 2016 was €72 million.
Commitments
Commitments beyond 1 July 2016 are disclosed herein but not accrued for within the Condensed Consolidated Interim Statement of Financial Position.
Purchase Agreements
The Company has noncancelable purchase agreements with various suppliers that specify a fixed or minimum quantity that must be purchased. All purchases made under these agreements are subject to standard quality and performance criteria. Total purchase commitments were €236 million, €220 million, €277 million and €386 million as at 1 July 2016, 31 December 2015, 31 December 2014 and 1 January 2014, respectively.
Operating Lease Commitments
The Company leases land, office and warehouse space, computer hardware, machinery and equipment and vehicles under noncancelable operating lease agreements expiring at various dates through 2027. Some lease agreements contain standard renewal provisions that allow for renewal at rates equivalent to fair market value at the end of the lease term. Under lease agreements that contain escalating rent provisions, lease expense is recorded on a straight-line basis over the lease term. Under lease agreements that contain rent holidays, rent expense is recorded on a straight-line basis over the entire lease term, including the period covered by the rent holiday.
Rent expense under noncancelable operating lease agreements totaled €34 million and €31 million during the six months ended 1 July 2016 and 3 July 2015, respectively, and €62 million and €65 million during the year ended 31 December 2015 and year ended 31 December 2014, respectively.
Total lease payments due under noncancelable operating leases were €301 million, €212 million, €229 million and €283 million as at 1 July 2016, 31 December 2015, 31 December 2014 and 1 January 2014. The change is primarily due to new operating lease commitments acquired in the Merger.

Note 16
FINANCIAL RISK MANAGEMENT
Financial Instruments Risk Management Objectives and Policies
The Company’s activities expose it to several financial risks including market risk, credit risk and liquidity risk. Financial risk activities are governed by appropriate policies and procedures to minimise the uncertainties these risks create on the Company’s future cash flows. Such policies are developed and approved by the Company’s Treasury and Commodities Risk Committee through the authority provided to it by the Directors.
Market Risk
Market risk represents the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices and includes interest rate risk, currency risk and other price risk such as commodity price risk. Market risk affects outstanding borrowings, as well as derivative financial instruments.
Interest Rates
The Company is subject to interest rate risk for its outstanding floating-rate borrowings. To mitigate this risk, a large portion of fixed-rate to floating-rate borrowings is maintained. Approximately 74 per cent, 95 per cent, 96 per cent and 97 per cent of the

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Company’s interest-bearing borrowings was comprised of fixed-rate borrowings at 1 July 2016, 31 December 2015, 31 December 2014 and 1 January 2014, respectively. From 1 January 2014 through 1 July 2016, the Company did not enter into interest rate swap agreements or other such instruments to hedge its interest rate risk related to floating-rate borrowings.
Currency Exchange Rates
The Company’s exposure to the risk of changes in currency exchange rates relates primarily to its operating activities denominated in foreign currencies. To manage currency exchange risk arising from future commercial transactions and recognised monetary assets and liabilities, foreign currency forward and option contracts with external third parties are utilised. Typically, between 20 per cent and 80 per cent of anticipated cash flow exposures in each major foreign currency for the next calendar year are hedged using a combination of forward and option contracts with third parties. Prior to the Merger, CCE utilised forward and option contracts to hedge the currency exchange risk related to its net investments in foreign subsidiaries. All net investment hedges were settled prior to the Merger. CCEP continues to monitor its exposure to currency exchange rates and execute cash flow and net investment hedges in line with its hedge strategy, as needed, due to volatilities in anticipated cash flow exposures and the functional currencies of certain of its subsidiaries.
Commodity Price Risk
The competitive marketplace in which the Company operates may limit its ability to recover increased costs through higher prices. As such, the Company is subject to market risk with respect to commodity price fluctuations principally related to its purchases of aluminium, steel, PET (plastic), sugar and vehicle fuel. When possible, exposure to this risk is managed primarily through the use of supplier pricing agreements, which enable the Company to establish the purchase price for certain commodities. Certain suppliers restrict the Company’s ability to hedge prices through supplier agreements. As a result, at times, non-designated commodity hedging programmes are entered into. Typically, between 20 per cent and 80 per cent of the anticipated commodity transaction exposures for the next calendar year are hedged using a combination of forward and option contracts executed with third parties.
Credit Risk
The Company is exposed to counterparty credit risk on all of its derivative financial instruments. Strict counterparty credit guidelines are maintained and only financial institutions that are investment grade or better are acceptable counterparties. Counterparty credit risk is continuously monitored and numerous counterparties are utilised to minimise exposure to potential defaults. Collateral is not required under these agreements. The maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative.
Credit is extended to customers of the Company, consisting of retailers, wholesalers and other customers, generally without requiring collateral, based on an evaluation of the customer’s financial condition. Whilst the Company has a concentration of credit risk in the retail sector, this risk is mitigated due to the diverse nature of the customers the Company serves, including, but not limited to, their type, geographic location, size and beverage channel. Collections of receivables are dependent on each individual customer’s financial condition and sales adjustments granted. Trade accounts receivable are carried at net realisable value. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. Exposure to losses on receivables is monitored, and allowances for potential losses or adjustments are maintained. Allowances are determined by (1) evaluating the aging of receivables; (2) analysing the history of adjustments and (3) reviewing high-risk customers. Past due receivable balances are written off when the Company’s efforts have been unsuccessful in collecting the amount due. Credit insurance on a portion of the accounts receivable balance is also carried.
Liquidity Risk
Liquidity risk is actively managed to ensure that the Company has sufficient funds to satisfy its commitments. The Company’s sources of capital include, but are not limited to, cash flows from operations, public and private issuances of debt and equity securities and bank borrowings. The Company believes its operating cash flow, cash on hand and available short-term and long-term capital resources are sufficient to fund its working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to its shareholder. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity. Based on information currently available, the Company does not believe it is at significant risk of default by its counterparties.

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The Company has amounts available for borrowing under a €1.5 billion multi-currency credit facility with a syndicate of ten banks. This credit facility matures in 2021 and is for general corporate purposes, including serving as a backstop to its commercial paper programme and supporting the Company’s working capital needs. Based on information currently available, the Company has no indication that the financial institutions participating in this facility would be unable to fulfill their commitments as at the date of the filing of this report. The current credit facility contains no financial covenants that would impact the Company’s liquidity or access to capital. At 1 July 2016, the Company had €200 million drawn on its credit facility. CCE previously held a multi-currency credit facility for US$1 billion with a syndicate of eight banks, which was terminated prior to the Merger. CCE did not have any amounts drawn on this facility for any period presented in the Condensed Consolidated Interim Statement of Financial Position.
Capital Management
The primary objective of the Company’s capital management is to ensure strong credit rating and appropriate capital ratios are maintained in order to support the Company’s business and maximise shareholder value. The capital structure is managed and, as appropriate, adjustments are made in light of changes in economic conditions and the requirements of the Company’s financial covenants. To maintain or adjust the capital structure, adjustments may be made to the dividend payment, capital may be returned to shareholders or new shares may be issued.
Capital is monitored using a net borrowings to EBITDA ratio. The Company has a goal to reduce net debt to EBITDA to approximately 2.5x by 2017 and to maintain a ratio thereafter between 2.5x and 3.0x.

Note 17
OTHER SIGNIFICANT ACCOUNTING POLICIES
Revenue
Revenue is recognised when all of the following conditions are met: 1) the amount of revenue can be reliably measured; (2) it is probable that future economic benefits will flow to the Company; and (3) the significant risks and rewards of ownership of the products have passed to the buyer, usually on delivery of the goods. For product sales, these conditions generally occur when the products are delivered to or picked up by customers and, in the case of full-service vending, when cash is collected from vending machines. Revenue is stated net of sales discounts and marketing and promotional incentives paid to customers.
Value added taxes are recorded on a net basis (e.g., excluded from revenue) and record excise taxes and taxes on packaging on a gross basis (e.g., included in revenue).
Franchisor Support Arrangements
The Company participates in various funding programmes supported by TCCC or other franchisors whereby it receives funds from the franchisor to support customer marketing programmes or other arrangements that promote the sale of the franchisors’ products. Under these programmes, certain costs incurred by the Company are reimbursed by the franchisor. Payments from TCCC and other franchisors for marketing programmes and other similar arrangements to promote the sale of products are classified as a reduction in cost of sales, unless the presumption that the payment is a reduction in the price of the franchisors’ products can be overcome. Payments for marketing programmes are recognised as product is sold.
Refer to Note 12 for further details about the Company’s transactions with TCCC.
Shipping and Handling Costs
Shipping and handling costs related to the movement of finished goods from the Company’s manufacturing locations to the Company’s sales distribution centres are included in cost of sales on the Condensed Consolidated Interim Income Statement. Shipping and handling costs incurred to move finished goods from sales distribution centres to customer locations are included in selling and distribution expenses on the Condensed Consolidated Interim Income Statement. Customers do not pay separately for shipping and handling costs.
Currency Exchange Translation
The assets and liabilities of the Company’s foreign operations are translated from local currencies into the Euro reporting currency at currency exchange rates in effect at the end of each reporting period. Gains and losses from the translation of results are included in other reserves on the Condensed Consolidated Interim Statement of Financial Position. Revenues and expenses are translated

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at average monthly currency exchange rates. Gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in foreign currency exchange gains (losses), net on the Condensed Consolidated Interim Income Statement. Refer to Note 18 for further details about the treatment of cumulative currency translation differences upon initial adoption of IFRS.
Cash and Cash Equivalents
Cash and cash equivalents include cash and short-term, highly liquid investments with maturity dates of less than three months when acquired that are readily convertible to cash and which are subject to an insignificant risk of changes in value. Counterparties and instruments used to hold the Company’s cash and cash equivalents are continually assessed, with a focus on preservation of capital and liquidity. Bank overdrafts are classified as current portion of borrowings in the Condensed Consolidated Interim Statement of Financial Position.
Trade Accounts Receivable
The Company sells its products to retailers, wholesalers and other customers and extends credit, generally without requiring collateral, based on an evaluation of the customer’s financial condition. Whilst the Company has a concentration of credit risk in the retail sector, this risk is mitigated due to the diverse nature of the customers the Company serves, including, but not limited to, their type, geographic location, size and beverage channel. Collections of receivables are dependent on each individual customer’s financial condition and sales adjustments granted after the balance sheet date.
Trade accounts receivable are carried at net realisable value. Typically, accounts receivable have terms of 30 to 60 days and do not bear interest. Recoverability of trade accounts receivable is reviewed on an ongoing basis. The carrying amount of trade accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognised in the Condensed Consolidated Interim Income Statement. Credit insurance on a portion of the accounts receivable balance is also carried.
Inventories
Inventories are valued at the lower of cost or net realisable value and cost is determined using the first-in, first-out (“FIFO”) method. Inventories consist of raw materials and supplies (primarily including concentrate, other ingredients and packaging) and finished goods, which also include direct labour and indirect production and overhead costs. Cost includes all costs incurred to bring inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to complete and sell the inventory.
Trade and Other Payables
These amounts represent liabilities for goods and services provided prior to the end of period which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, as needed.
Standards Issued But Not Yet Effective
The standards and interpretations that are issued, but not yet effective, up to the date of issuance of these financial statements, are disclosed below. These standards will be adopted, if applicable, when they become effective. The impact the standards will have on the Company’s interim financial statements is being evaluated.
IFRS 9, “Financial Instruments”
In July 2014, the IASB issued the final version of IFRS 9, “Financial Instruments” that replaces IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted.

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IFRS 15, “Revenue from Contracts with Customers”
In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers” that establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.
The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. Early adoption is permitted.
IFRS 16, “Leases”
In January 2016, the IASB issued IFRS 16, “Leases”. The new standard supersedes IAS 17 and its objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective for annual periods beginning on or after 1 January 2019, with early adoption permitted.
IFRS 2, “Share-based Payments”
In June 2016, the IASB issued the narrow-scope amendments to IFRS 2, “Share-based Payments”. The amendments clarify how to account for certain types of share-based payment transactions including cash-settled share-based payments and share-based payment transactions with a net settlement feature for withholding tax obligations. The amendments also modify the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Companies are required to apply the amendments for annual periods beginning on or after 1 January 2018. Earlier application is permitted.

Note 18
FIRST-TIME ADOPTION OF IFRS
The financial statements as at and for the six months ended 1 July 2016 are the first CCEP has prepared in accordance with IFRS. As described in Note 1, for the periods up to and including the year ended 31 December 2015, CCE, the predecessor of CCEP, prepared its financial statements in accordance with U.S. GAAP. Accordingly, the financial statements are prepared in accordance with IFRS as at and for the six months ended 1 July 2016 together with the CCE comparative period data for the six months ended 3 July 2015, and years ended 31 December 2015 and 31 December 2014, as described in other notes. In preparing the financial statements, CCE’s opening statement of financial position was prepared as at 1 January 2014, the date of transition to IFRS (“transition date”).
The principal adjustments to restate CCE’s U.S. GAAP financial statements are included in the U.S. GAAP to IFRS reconciliations of the consolidated statement of financial position as at 31 December 2015, 31 December 2014 and 1 January 2014, and statement of comprehensive income for the years ended 31 December 2015 and 31 December 2014 and for the six months ended 3 July 2015. The transition from U.S. GAAP to IFRS did not have a material impact on CCE’s statement of cash flows.
Transition Elections
IFRS 1 requires retrospective application of all IFRS effective as at and for the six months ended 1 July 2016, except for certain allowed exemptions. CCE selected the following optional exemptions from the retrospective application of certain requirements under IFRS.
Share-based Payments

•	Elected to apply IFRS 2, “Share-based payments,” to all unvested share-based payment awards as at the transition date.
Cumulative Currency Translation Differences

•	Elected to reset to zero all cumulative currency translation, net investment hedge and pension amounts previously recognised directly in equity as at the transition date.

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Business Combinations

•
Elected to apply IFRS 3, “Business Combinations,” prospectively to business combinations that occurred after the transition date. Business combinations that occurred prior to the transition date have not been restated.

Summary of Differences and Elections
The following is a summary of the differences between U.S. GAAP and IFRS that impact CCE’s consolidated statement of financial position as at 31 December 2015, 31 December 2014 and 1 January 2014 and statement of comprehensive income for the years ended 31 December 2015 and 31 December 2014 and for the six months ended 3 July 2015. The difference in valuation of certain assets and liabilities under IFRS as compared to U.S. GAAP was recorded directly into equity as at the transition date.
Defined Benefit Pension Plans
With respect to defined benefit pension plans, the identified differences between U.S. GAAP and IFRS related to the recognition of actuarial gains and losses, prior service costs and interest costs. These differences impacted both the valuation of the defined benefit obligation as well as the timing and measurement of expenses related to the pension plans.
Recognition of Actuarial Gains and Losses
Under U.S. GAAP, actuarial gains and losses are initially deferred in accumulated other comprehensive income and subsequently recognised as part of net periodic benefit cost using the corridor approach. Under IFRS, the effects of actuarial gains and losses are recorded in reserves immediately as they arise and are not subsequently recycled into the income statement.
Recognition of Prior Service Cost
Under U.S. GAAP, prior service costs are recognised in accumulated other comprehensive income at the adoption date of a plan amendment and subsequently amortised into net periodic benefit cost over the expected future service period. Under IFRS, all prior service costs are immediately recognised in net periodic benefit cost when an amendment to an employee benefit plan occurs.
Calculation of Net Interest Cost
Under U.S. GAAP, two of the primary components of the calculation of net periodic benefit cost are expected long-term return on assets (“EROA”) and interest cost. Under IFRS, the concept of EROA and interest cost does not exist. Alternatively, CCE calculated a net interest cost by applying the discount rates by reference to market yields on high-quality long-term corporate bonds in the same currency as the benefits to be paid, with durations that are similar to those of the benefit obligation.
Discount Rates
Under U.S. GAAP, when determining the appropriate discount rate to be used when valuing CCE’s benefit obligation, reference is made to market yields on high-quality, long-term corporate bonds that mature in a pattern similar to the expected payments to be made under the plan. When a deep market in high-quality corporate bonds does not exist, a hypothetical high-quality corporate bond yield based on a spread added to representative government bond yields is used. Under IFRS, when a deep market in corporate high-quality corporate bonds does not exist, reference should be made to government bond yields when determining discount rates.
Employer Contribution Taxes
Under U.S. GAAP, contribution taxes are recognised as a component of net periodic benefit cost in the period in which the contribution is made. Under IFRS, taxes payable by the plan on contributions are included in actuarial assumptions for the calculation of the defined benefit obligation.
Refer to Note 10 for further details about pension plan accounting under IFRS.
Share-Based Payment Plans
With respect to share-based payment plans, CCE identified certain differences between U.S. GAAP and IFRS. These differences impacted the classification of shares withheld to satisfy an employee's tax obligation and the timing and amount of recognition of any excess tax benefits on share-based compensation awards.

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Bifurcation of Stock Awards
Prior to the Merger, CCE’s restricted share unit and performance share unit awards were subject to a net settlement arrangement by which shares necessary to satisfy an employee's tax obligation at settlement were withheld. CCE did not withhold amounts in excess of the minimum statutory withholding. Accordingly, all awards were treated as equity-settled under U.S. GAAP. Under IFRS, the award must be bifurcated between equity-settled and cash-settled, with the portion of an award withheld for taxes treated as cash-settled. Cash-settled awards are recorded as a liability and adjusted to their fair values at each reporting date, which results in a difference in the compensation expense recorded for share-based payment awards under IFRS. Upon completion of the Merger, CCEP no longer has a net settlement feature for employee taxes on these awards.
Excess Tax Benefits
Under U.S. GAAP, the tax benefits received in excess of an award's recorded deferred tax asset at the time the award becomes deductible for tax purposes (i.e., upon settlement) is recorded into equity. Under IFRS, a deferred tax asset is required to be recorded based on the estimated future tax deduction at the end of each reporting period. This results in a difference in the deferred tax asset recorded for share-based payment awards as at the transition date and on a go-forward basis under IFRS. Refer to Note 14 for further details about accounting for share-based payment awards under IFRS.
Property, Plant and Equipment
U.S. GAAP requires capitalised property, plant and equipment to be carried at historical cost less accumulated depreciation and impairment losses. Although IFRS allows the remeasurement of fixed assets to fair value, CCE elected to continue to record its property, plant and equipment at historical cost.
IFRS requires each part of an item of property, plant and equipment be depreciated separately that has a cost that is significant in relation to the cost of the item. Under U.S. GAAP, significant components of property, plant and equipment are accounted for and depreciated separately over a range of useful lives, as determined by management. As a result, no further segregation of property, plant and equipment was required upon the transition from U.S. GAAP to IFRS. Further, as allowed under IFRS, CCE elected to continue to depreciate property, plant and equipment on a straight-line basis over the estimated useful life of the asset class consistent with its treatment under U.S. GAAP. Refer to Note 6 for further details about the Company’s property, plant and equipment.
Software Costs Classification
All capitalised software costs were recorded by CCE as property, plant and equipment, as allowed under U.S. GAAP. Under IFRS, software that is not integral to the hardware to which it relates is classified as an intangible asset.
Borrowing Issuance Costs Classification
Under U.S. GAAP, issuance costs related to long-term borrowings were recorded as other non-current assets. Under IFRS, borrowing issuance costs are presented in the statement of financial position as a direct deduction from the carrying value of the associated borrowing.
Recoverability of Intangible Assets
Under U.S. GAAP, a qualitative assessment of franchise intangible assets and goodwill was performed for each reporting unit as at the last reporting day of October of each respective year. The results of the qualitative impairment assessment of these assets indicated whether it was more likely than not that the estimated fair value of these assets was less than their respective carrying values at each testing date.
IFRS requires a quantitative assessment be performed for each CGU, or the smallest identifiable asset or group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For each CGU identified, quantitative impairment tests were performed as at the transition date and the first day of the fourth quarter of fiscal years 2015 and 2014. The results of these tests determined that the recoverable amount of each CGU exceeded its carrying value and thus no impairment charges were recorded as at 31 December 2015, 31 December 2014 and 1 January 2014. Refer to Note 5 for further details about the Company’s intangible assets.

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Reconciliation of Statement of Financial Position as Reported Under U.S. GAAP to IFRS
The effect of the changes to CCE’s accounting basis from U.S. GAAP to IFRS on the statement of financial position as at 31 December 2015, 31 December 2014 and 1 January 2014 is as follows:

	U.S. GAAP		IFRS
	31 December 2015(A)	31 December 2015(B)	Presentation Reclassifications(C)	IFRS Adjustments		31 December 2015
U.S. GAAP Line Items	$ million	€ million	€ million	€ million		€ million	IFRS Line Items
ASSETS							ASSETS
Non-current:							Non-current:
Franchise license intangible assets, net	3,383	3,115	13	74	(G)	3,202	Intangible assets
Goodwill	88	81	—	—		81	Goodwill
Property, plant, and equipment, net	1,920	1,766	—	(74)	(G)	1,692	Property, plant and equipment
Other noncurrent assets	174	162	(80)	(47)	(D) (K)	35	Other non-current assets
-	—	—	22	—		22	Non-current derivative assets
-	—	—	45	36	(H) (I)	81	Deferred tax assets
Total non-current assets	5,565	5,124	—	(11)		5,113	Total non-current assets
Current:							Current:
Inventories	336	311	—	60	(D)	371	Inventories
Amounts receivable from TCCC	56	52	—	—		52	Amounts receivable from TCCC
Trade accounts receivable, less allowances	1,314	1,210	—	—		1,210	Trade accounts receivable
Cash and cash equivalents	170	156	—	—		156	Cash and cash equivalents
Other current assets	170	152	(34)	(57)	(D) (H)	61	Other current assets
-	—	—	20	—		20	Current derivative assets
-	—	—	14	(1)	(F)	13	Current tax assets
Total current assets	2,046	1,881	—	2		1,883	Total current assets
Total assets	7,611	7,005	—	(9)		6,996	Total assets
LIABILITIES							LIABILITIES
Non-current:							Non-current:
Debt, less current portion	3,407	3,136	—	(14)	(K)	3,122	Borrowings, less current portion
Noncurrent deferred income tax liabilities	854	784	—	(15)	(H) (I)	769	Deferred tax liabilities
Other noncurrent liabilities	236	215	(167)	—		48	Other non-current liabilities
-	—	—	129	13	(L)	142	Employee benefit liabilities
-	—	—	17	—		17	Non-current provisions
-	—	—	21	—		21	Non-current derivative liabilities
Total non-current liabilities	4,497	4,135	—	(16)		4,119	Total non-current liabilities
Current:							Current:
Current portion of debt	454	418	—	—		418	Current portion of borrowings
Amounts payable to TCCC	102	94	—	—		94	Amounts payable to TCCC
Amounts payable and accrued expenses	1,601	1,475	(111)	19	(J) (L)	1,383	Trade and other payables
-	—	—	20	—		20	Current provisions
-	—	—	47	—		47	Current derivative liabilities
-	—	—	44	—		44	Current tax liabilities
Total current liabilities	2,157	1,987	—	19		2,006	Total current liabilities
Total liabilities	6,654	6,122	—	3		6,125	Total liabilities
SHAREOWNERS’ EQUITY							EQUITY
Common stock	4	3	—	—		3	Share capital
Additional paid-in capital	4,032	2,947	(218)	—		2,729	Share premium
Accumulated other comprehensive loss	(997)	(525)	338	7	(I) (J) (L) (M (N)	(180)	Other reserves
Common stock in treasury	(4,411)	(3,307)	—	—		(3,307)	Treasury shares
Reinvested earnings	2,329	1,765	(120)	(19)	(F) (I) (J) (L) (M) (N)	1,626	Retained earnings
Total shareowners’ equity	957	883	—	(12)		871	Total equity
Total liabilities and shareowners’ equity	7,611	7,005	—	(9)		6,996	Total equity and liabilities

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	U.S. GAAP		IFRS
	31 December 2014(A)	31 December 2014(B)	Presentation Reclassifications(C)	IFRS Adjustments		31 December 2014
U.S. GAAP Line Items	$ million	€ million	€ million	€ million		€ million	IFRS Line Items
ASSETS							ASSETS
Non-current:							Non-current:
Franchise license intangible assets, net	3,641	3,009	13	64	(G)	3,086	Intangible assets
Goodwill	101	84	—	—		84	Goodwill
Property, plant, and equipment, net	2,101	1,737	—	(64)	(G)	1,673	Property, plant and equipment
Other noncurrent assets	240	198	(86)	(45)	(D) (K)	67	Other non-current assets
-	—	—	73	57	(H) (I)	130	Deferred tax assets
Total non-current assets	6,083	5,028	—	12		5,040	Total non-current assets
Current:							Current:
Inventories	388	321	—	53	(D)	374	Inventories
Amounts receivable from TCCC	67	56	—	—		56	Amounts receivable from TCCC
Trade accounts receivable, less allowances	1,514	1,252	—	—		1,252	Trade accounts receivable
Cash and cash equivalents	223	184	—	—		184	Cash and cash equivalents
Other current assets	268	222	(91)	(78)	(D) (H)	53	Other current assets
-	—	—	69	(2)	(E)	67	Current derivative assets
-	—	—	22	—		22	Current tax assets
Total current assets	2,460	2,035	—	(27)		2,008	Total current assets
Total assets	8,543	7,063	—	(15)		7,048	Total assets
LIABILITIES							LIABILITIES
Non-current:							Non-current:
Debt, less current portion	3,320	2,745	—	(14)	(K)	2,731	Borrowings, less current portion
Noncurrent deferred income tax liabilities	977	809	—	(19)	(H) (I)	790	Deferred tax liabilities
Other noncurrent liabilities	207	170	(135)	—		35	Other non-current liabilities
-	—	—	104	15	(L)	119	Employee benefit liabilities
-	—	—	17	—		17	Non-current provisions
-	—	—	14	—		14	Non-current derivative liabilities
Total non-current liabilities	4,504	3,724	—	(18)		3,706	Total non-current liabilities
Current:							Current:
Current portion of debt	632	523	—	—		523	Current portion of borrowings
Amounts payable to TCCC	104	85	—	—		85	Amounts payable to TCCC
Amounts payable and accrued expenses	1,872	1,547	(107)	2	(H) (J) (L)	1,442	Trade and other payables
-	—	—	24	—		24	Current provisions
-	—	—	48	(2)	(E)	46	Current derivative liabilities
-	—	—	35	—		35	Current tax liabilities
Total current liabilities	2,608	2,155	—	—		2,155	Total current liabilities
Total liabilities	7,112	5,879	—	(18)		5,861	Total liabilities
SHAREOWNERS’ EQUITY							EQUITY
Common stock	3	3	—	—		3	Share capital
Additional paid-in capital	3,958	2,882	(171)	—		2,711	Share premium
Accumulated other comprehensive loss	(714)	(375)	276	5	(I) (J) (L) (M)	(94)	Other reserves
Common stock in treasury	(3,807)	(2,781)	—	—		(2,781)	Treasury shares
Reinvested earnings	1,991	1,455	(105)	(2)	(I) (J) (L) (M)	1,348	Retained earnings
Total shareowners’ equity	1,431	1,184	—	3		1,187	Total equity
Total liabilities and shareowners’ equity	8,543	7,063	—	(15)		7,048	Total equity and liabilities

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	U.S. GAAP		IFRS
	1 January 2014(A)	1 January 2014(B)	Presentation Reclassifications(C)	IFRS Adjustments		1 January 2014
U.S. GAAP Line Items	$ million	€ million	€ million	€ million		€ million	IFRS Line Items
ASSETS							ASSETS
Non-current:							Non-current:
Franchise license intangible assets, net	4,004	2,914	14	52	(G)	2,980	Intangible assets
Goodwill	124	90	—	—		90	Goodwill
Property, plant, and equipment, net	2,353	1,712	—	(52)	(G)	1,660	Property, plant and equipment
Other noncurrent assets	476	346	(208)	(40)	(D) (K)	98	Other non-current assets
-	—	—	5	—		5	Non-current derivative assets
-	—	—	189	27	(H) (I)	216	Deferred tax assets
Total non-current assets	6,957	5,062	—	(13)		5,049	Total non-current assets
Current:							Current:
Inventories	452	329	—	45	(D)	374	Inventories
Amounts receivable from TCCC	89	65	—	—		65	Amounts receivable from TCCC
Trade accounts receivable, less allowances	1,515	1,102	—	—		1,102	Trade accounts receivable
Cash and cash equivalents	343	250	—	—		250	Cash and cash equivalents
Other current assets	169	123	(28)	(41)	(D) (H)	54	Other current assets
-	—	—	8	(3)	(E)	5	Current derivative assets
-	—	—	20	—		20	Current tax assets
Total current assets	2,568	1,869	—	1		1,870	Total current assets
Total assets	9,525	6,931	—	(12)		6,919	Total assets
LIABILITIES							LIABILITIES
Non-current:							Non-current:
Debt, less current portion	3,726	2,711	—	(13)	(K)	2,698	Borrowings, less current portion
Noncurrent deferred income tax liabilities	1,103	803	—	(21)	(H) (I)	782	Deferred tax liabilities
Other noncurrent liabilities	221	161	(125)	—		36	Other non-current liabilities
-	—	—	73	10	(L)	83	Employee benefit liabilities
-	—	—	15	—		15	Non-current provisions
-	—	—	37	—		37	Non-current derivative liabilities
Total non-current liabilities	5,050	3,675	—	(24)		3,651	Total non-current liabilities
Current:							Current:
Current portion of debt	111	81	—	—		81	Current portion of borrowings
Amounts payable to TCCC	145	106	—	—		106	Amounts payable to TCCC
Amounts payable and accrued expenses	1,939	1,410	(114)	11	(H) (J) (L)	1,307	Trade and other payables
-	—	—	35	—		35	Current provisions
-	—	—	30	(3)	(E)	27	Current derivative liabilities
-	—	—	49	—		49	Current tax liabilities
Total current liabilities	2,195	1,597	—	8		1,605	Total current liabilities
Total liabilities	7,245	5,272	—	(16)		5,256	Total liabilities
SHAREOWNERS’ EQUITY							EQUITY
Common stock	3	3	—	—		3	Share capital
Additional paid-in capital	3,899	2,837	(138)	—		2,699	Share premium
Accumulated other comprehensive loss	(331)	(242)	230	6	(L) (M)	(6)	Other reserves
Common stock in treasury	(2,868)	(2,087)	—	—		(2,087)	Treasury shares
Reinvested earnings	1,577	1,148	(92)	(2)	(I) (J) (L) (M)	1,054	Retained earnings
Total shareowners’ equity	2,280	1,659	—	4		1,663	Total equity
Total liabilities and shareowners’ equity	9,525	6,931	—	(12)		6,919	Total equity and liabilities
___________________________

(A)	Historical audited statement of financial position under U.S. GAAP as at 31 December 2015, 31 December 2014 and 1 January 2014.

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(B)
Historical audited statement of financial position under U.S. GAAP as at 31 December 2015, 31 December 2014 and 1 January 2014 has been translated from U.S. Dollars to Euros at the exchange rate of 0.9206, 0.8266 and 0.7276, respectively, with the exception of equity, which has been translated at historical rates.

(C)
Certain line items of the historical audited statement of financial position prepared under U.S. GAAP have been reclassified to be presented in conformity with the IFRS financial statement presentation.

The following adjustments represent the differences between U.S. GAAP and IFRS to present CCE’s historical audited statement of financial position in accordance with IFRS:

(D)
Spare parts - Adjustment reflects a reclassification of €27 million, €22 million and €18 million of spare parts from other current assets to inventories and €33 million, €31 million and €27 million of spare parts from other non-current assets to inventories as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively.

(E)
Cross-currency swaps - Under U.S. GAAP, interest on cross-currency swap agreements is presented on a gross basis. Under IFRS, interest on these instruments is presented on a net basis. This adjustment reduces current derivative assets and liabilities by €2 million and €3 million each as at 31 December 2014 and 1 January 2014, respectively.

(F)
Prepaid taxes - Adjustment reflects a €1 million decrease to current tax assets and a €1 million decrease to retained earnings to remove certain prepaid taxes that are immediately expensed under IFRS as at 31 December 2015.

(G)
Software - Adjustment reflects a reclassification of €74 million, €64 million and €52 million in software from property, plant and equipment to intangible assets as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively.

(H)
Deferred tax assets and liabilities classification - Under U.S. GAAP, deferred tax assets and liabilities must be classified on the statement of financial position as current and noncurrent, consistent with the classification of the related asset or liability. Under IFRS, deferred tax assets and liabilities are classified on the statement of financial position as non-current. This adjustment reflects reclassifications from other current assets of €30 million, €56 million and €23 million and from trade and other payables of €8 million and €4 million as at 31 December 2014 and 1 January 2014, respectively, to the appropriate deferred tax asset and deferred liability accounts based on the relevant tax jurisdictions in which CCE operates. As a result of these adjustments, deferred tax assets increased by €18 million, €40 million and €7 million and deferred tax liabilities decreased by €12 million, €8 million and €12 million as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively.

(I)
Valuation of deferred taxes - With respect to CCE’s deferred tax position, under IFRS (1) certain of CCE’s historical U.S. GAAP assets and liabilities are not recognised as a temporary difference; (2) deferred taxes on share-based payment awards are valued based on changes in an award's intrinsic value rather than its grant date fair value and (3) deferred taxes on defined benefit pension plans are based on different actuarial valuations than U.S. GAAP. The net impact of these differences results in an increase of €18 million, €17 million and €20 million to deferred tax assets, a decrease of €3 million, €11 million and €9 million to deferred tax liabilities and an increase to retained earnings of €17 million, €24 million and €29 million as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively. Additionally, other reserves increased by €3 million as at 31 December 2015 and 31 December 2014, respectively, as a result of these adjustments.

(J)
Share-based compensation plans - Under U.S. GAAP, share-based payment awards subject to a net settlement arrangement are classified as equity-settled if the amount withheld does not exceed the minimum statutory withholding. Under IFRS, awards with a net settlement arrangement must be bifurcated between equity-settled and cash-settled with the portion of an award withheld for taxes treated as cash-settled. This adjustment reflects an increase to trade and other payables of €21 million, €13 million and €19 million and a decrease to retained earnings of €19 million, €11 million and €19 million, as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively. Additionally, CCE’s share-based payment plans were denominated in U.S. Dollars; therefore, these adjustments resulted in a decrease to other reserves as a result of foreign currency translation of €1 million and €2 million as at 31 December 2015 and 31 December 2014, respectively.

(K)
Borrowing issuance costs - Under U.S. GAAP, borrowing issuance costs are presented on the statement of financial position on a gross basis separate from the underlying instrument; however, under IFRS, these costs are presented on a net basis and reduce the carrying value of the borrowing. This adjustment reflects a reclassification of €14 million, €14 million and €13 million of borrowing issuance costs from other non-current assets to borrowings, less current portion as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively.

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(L)
Defined benefit pension plans - With respect to defined benefit pension plans, under U.S. GAAP (1) actuarial gains and losses and prior service cost are initially deferred in equity and subsequently recognised as part of net periodic benefit cost; (2) discount rates are calculated using high-quality corporate bond yields; (3) interest cost is determined using the discount rate; (4) expected return on assets is judgmental and estimated based on asset allocation and expected performance over time and (5) contribution taxes are not included in the calculation of the defined benefit obligation. Under IFRS, (1) actuarial gains and losses are permanently deferred in equity; (2) discount rates are calculated using government bond yields; (3) net interest cost (including return on assets) is based on market yields of high-quality long-term corporate bonds; (4) prior service costs are immediately recognised in net periodic benefit cost and (5) taxes payable by the plan on contributions are included in the calculation of the defined benefit obligation. The net impact of these differences resulted in an increase of €13 million, €15 million and €10 million to employee benefit liabilities, a decrease of €2 million, €3 million and €4 million to trade and other payables, an increase to retained earnings of €10 million, €8 million and €11 million and a decrease to other reserves due to foreign currency translation of €21 million, €19 million and €17 million as at 31 December 2015, 31 December 2014 and 1 January 2014, respectively.

(M)
Equity account reset - As noted above, CCE elected to reset to zero all cumulative currency translation, pension and net investment hedge activity recorded directly within equity as at the transition date. Cumulatively, this resulted in an increase of €23 million to other reserves and a decrease of €23 million to retained earnings for each of the periods presented.

(N)
Option bifurcation - Adjustment reflects an increase to other reserves and a corresponding decrease to retained earnings of €3 million as at 31 December 2015 for the impact of separating the intrinsic value and time value of options designated as hedging instruments.

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Reconciliation of Shareowners Equity as Reported Under U.S. GAAP to IFRS as at 3 July 2015
The effect of the changes to CCE’s accounting basis from U.S. GAAP to IFRS on the Company’s shareowners’ equity as at 3 July 2015, is as follows:

	U.S. GAAP		IFRS
	3 July 2015(A)	3 July 2015(B)	Presentation Reclassifications(C)	IFRS Adjustments		3 July 2015
U.S. GAAP Line Items	$ million	€ million	€ million	€ million		€ million	IFRS Line Items
SHAREOWNERS’ EQUITY							EQUITY
Common stock	3	3	—	—		3	Share capital
Additional paid-in capital	3,996	2,914	(189)	—		2,725	Share premium
Accumulated other comprehensive loss	(807)	(370)	265	6	(D) (E) (F) (G)	(99)	Other reserves
Common stock in treasury	(4,312)	(3,219)	—	—		(3,219)	Treasury shares
Reinvested earnings	2,133	1,583	(76)	(21)	(D) (E) (F) (G)	1,486	Retained earnings
Total shareowners’ equity	1,013	911	—	(15)		896	Total equity
___________________________

(A)	Historical unaudited statement of equity under U.S. GAAP as at 3 July 2015.

(B)	Historical unaudited statement of equity under U.S. GAAP as at 3 July 2015 has been translated from U.S. Dollars to Euros using historical exchange rates.

(C)
Certain line items of the historical audited statement of financial position prepared under U.S. GAAP have been reclassified to be presented in conformity with the IFRS financial statement presentation.

The following adjustments represent the differences between U.S. GAAP and IFRS to present CCE’s historical audited statement of financial position in accordance with IFRS:

(D)
Valuation of deferred taxes - With respect to CCE’s deferred tax position, under IFRS (1) certain of CCE’s historical U.S. GAAP assets and liabilities are not recognised as a temporary difference; (2) deferred taxes on share-based payment awards are valued based on changes in an award's intrinsic value rather than its grant date fair value and (3) deferred taxes on defined benefit pension plans are based on different actuarial valuations than U.S. GAAP. The net impact of these differences to equity is an increase to retained earnings of €22 million and an increase of €3 million to other reserves as at 3 July 2015.

(E)
Share-based compensation plans - Under U.S. GAAP, share-based payment awards subject to a net settlement arrangement are classified as equity-settled if the amount withheld does not exceed the minimum statutory withholding. Under IFRS, awards with a net settlement arrangement must be bifurcated between equity-settled and cash-settled with the portion of an award withheld for taxes treated as cash-settled. This adjustment reflects a decrease to retained earnings of €11 million and an increase to other reserves as a result of foreign currency translation of €1 million as at 3 July 2015.

(F)
Defined benefit pension plans - With respect to defined benefit pension plans, under U.S. GAAP (1) actuarial gains and losses and prior service cost are initially deferred in equity and subsequently recognised as part of net periodic benefit cost; (2) discount rates are calculated using high-quality corporate bond yields; (3) interest cost is determined using the discount rate; (4) expected return on assets is judgmental and estimated based on asset allocation and expected performance over time and (5) contribution taxes are not included in the calculation of the defined benefit obligation. Under IFRS, (1) actuarial gains and losses are permanently deferred in equity; (2) discount rates are calculated using government bond yields; (3) net interest cost (including return on assets) is based on market yields of high-quality long-term corporate bonds; (4) prior service costs are immediately recognised in net periodic benefit cost and (5) taxes payable by the plan on contributions are included in the calculation of the defined benefit obligation. The net impact of these differences resulted in a decrease of €9 million to retained earnings and a decrease to other reserves as a result of foreign currency translation of €21 million as at 3 July 2015

(G)
Equity account reset - As noted above, CCE elected to reset to zero all cumulative currency translation, pension and net investment hedge activity recorded directly within equity as at the transition date. Cumulatively, this resulted in an increase of €23 million to other reserves and a decrease of €23 million to retained earnings as at 3 July 2015.

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Reconciliation of Statement of Comprehensive Income as Reported Under U.S. GAAP to IFRS
The effect of the changes to CCE’s accounting basis from U.S. GAAP to IFRS on the statement of comprehensive income for the periods presented is as follows:

	U.S. GAAP		IFRS
	31 December 2015(A)	31 December 2015(B)	Presentation Reclassifications(C)	IFRS Adjustments		31 December 2015
U.S. GAAP Line Items	$ million	€ million	€ million	€ million		€ million	IFRS Line Items
Net sales	7,011	6,329	—	—		6,329	Revenue
Cost of sales	(4,441)	(4,011)	—	(6)	(D)	(4,017)	Cost of sales
Gross profit	2,570	2,318	—	(6)		2,312	Gross profit
Selling, delivery and administrative expenses	(1,704)	(1,538)	1,538	—		—	-
-	—	—	(914)	(5)	(D)	(919)	Selling and distribution expenses
-	—	—	(624)	(10)	(D) (F)	(634)	Administrative expenses
Operating income	866	780	—	(21)		759	Operating profit
Interest expense, net	(118)	(107)	107	—		—	-
-	—	—	22	2	(D)	24	Finance income
-	—	—	(129)	(5)	(D) (E)	(134)	Finance costs
Other nonoperating (expense) income	(4)	(5)	—	—		(5)	Non-operating items
Income before income taxes	744	668	—	(24)		644	Profit before taxes
Income tax expense	(148)	(132)	—	1	(G)	(131)	Taxes
Net income	596	536	—	(23)		513	Profit after taxes
Components of other comprehensive income (loss):							Components of other comprehensive income (loss):
-							Items that may be subsequently reclassified to the income statement:
Currency translations							Foreign currency translations:
Pretax activity, net	(337)	(185)	—	—		(185)	Pretax activity, net
Tax effect	—	—	—	—		—	Tax effect
Currency translations, net of tax	(337)	(185)	—	—		(185)	Foreign currency translations, net of tax
Net investment hedges							Net investment hedges:
Pretax activity, net	163	131	—	3	(E)	134	Pretax activity, net
Tax effect	(57)	(46)	—	—		(46)	Tax effect
Net investment hedges, net of tax	106	85	—	3		88	Net investment hedges, net of tax
Cash flow hedges							Cash flow hedges:
Pretax activity, net	16	16	—	—		16	Pretax activity, net
Tax effect	(5)	(5)	—	—		(5)	Tax effect
Cash flow hedges, net of tax	11	11	—	—		11	Cash flow hedges, net of tax
-							Items that will not be subsequently reclassified to the income statement:
Pension plan adjustments							Pension plan adjustments:
Pretax activity, net	(76)	(74)	—	15	(D)	(59)	Pretax activity, net
Tax effect	13	14	—	(5)	(D)	9	Tax effect
Pension plan adjustments, net of tax	(63)	(60)	—	10		(50)	Pension plan adjustments, net of tax
Other comprehensive income (loss), net of tax	(283)	(149)	—	13		(136)	Other comprehensive loss for the period, net of tax
Comprehensive income	313	387	—	(10)		377	Comprehensive income for the period

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	U.S. GAAP		IFRS
	3 July 2015(A)	3 July 2015(B)	Presentation Reclassifications(C)	IFRS Adjustments		3 July 2015
U.S. GAAP Line Items	$ million	€ million	€ million	€ million		€ million	IFRS Line Items
Net sales	3,559	3,199	—	—		3,199	Revenue
Cost of sales	(2,286)	(2,055)	—	(3)	(D)	(2,058)	Cost of sales
Gross profit	1,273	1,144	—	(3)		1,141	Gross profit
Selling, delivery and administrative expenses	(840)	(755)	755	—		—	-
-	—	—	(463)	(2)	(D)	(465)	Selling and distribution expenses
-	—	—	(292)	(3)	(D)	(295)	Administrative expenses
Operating income	433	389	—	(8)		381	Operating profit
Interest expense, net	(61)	(55)	55	—		—	-
-	—	—	12	1	(D)	13	Finance income
-	—	—	(67)	(1)	(D)	(68)	Finance costs
Other nonoperating (expense) income	1	—	—	—		—	Non-operating items
Income before income taxes	373	334	—	(8)		326	Profit before taxes
Income tax expense	(101)	(90)	—	1	(G)	(89)	Taxes
Net income	272	244	—	(7)		237	Profit after taxes
Components of other comprehensive income (loss):							Components of other comprehensive income (loss):
-							Items that may be subsequently reclassified to the income statement:
Currency translations							Foreign currency translations:
Pretax activity, net	(180)	(65)	—	—		(65)	Pretax activity, net
Tax effect	—	—	—	—		—	Tax effect
Currency translations, net of tax	(180)	(65)	—	—		(65)	Foreign currency translations, net of tax
Net investment hedges							Net investment hedges:
Pretax activity, net	123	100	—	—		100	Pretax activity, net
Tax effect	(43)	(35)	—	—		(35)	Tax effect
Net investment hedges, net of tax	80	65	—	—		65	Net investment hedges, net of tax
Cash flow hedges							Cash flow hedges:
Pretax activity, net	(4)	(3)	—	—		(3)	Pretax activity, net
Tax effect	—	—	—	—		—	Tax effect
Cash flow hedges, net of tax	(4)	(3)	—	—		(3)	Cash flow hedges, net of tax
-							Items that will not be subsequently reclassified to the income statement:
Pension plan adjustments							Pension plan adjustments:
Pretax activity, net	14	12	—	(11)	(D)	1	Pretax activity, net
Tax effect	(3)	(2)	—	1	(D)	(1)	Tax effect
Pension plan adjustments, net of tax	11	10	—	(10)		—	Pension plan adjustments, net of tax
Other comprehensive income (loss), net of tax	(93)	7	—	(10)		(3)	Other comprehensive loss for the period, net of tax
Comprehensive income	179	251	—	(17)		234	Comprehensive income for the period

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	U.S. GAAP		IFRS
	31 December 2014(A)	31 December 2014(B)	Presentation Reclassifications(C)	IFRS Adjustments		31 December 2014
U.S. GAAP Line Items	$ million	€ million	€ million	€ million		€ million	IFRS Line Items
Net sales	8,264	6,217	—	—		6,217	Revenue
Cost of sales	(5,291)	(3,985)	—	(2)	(D)	(3,987)	Cost of sales
Gross profit	2,973	2,232	—	(2)		2,230	Gross profit
Selling, delivery and administrative expenses	(1,954)	(1,468)	1,468	—		—	-
-	—	—	(942)	(2)	(D)	(944)	Selling and distribution expenses
-	—	—	(534)	(5)	(D) (F)	(539)	Administrative expenses
Operating income	1,019	764	(8)	(9)		747	Operating profit
Interest expense, net	(119)	(90)	90	—		—	-
-		—	31	3	(D)	34	Finance income
-	—	—	(121)	(2)	(D)	(123)	Finance costs
Other nonoperating (expense) income	(7)	(8)	8	—		—	Non-operating items
Income before income taxes	893	666	—	(8)		658	Profit before taxes
Income tax expense	(230)	(173)	—	(1)	(G)	(174)	Taxes
Net income	663	493	—	(9)		484	Profit after taxes
Components of other comprehensive income (loss):							Components of other comprehensive income (loss):
-							Items that may be subsequently reclassified to the income statement:
Currency translations							Foreign currency translations:
Pretax activity, net	(482)	(206)	—	—		(206)	Pretax activity, net
Tax effect	—	—	—	—		—	Tax effect
Currency translations, net of tax	(482)	(206)	—	—		(206)	Foreign currency translations, net of tax
Net investment hedges							Net investment hedges:
Pretax activity, net	256	194	—	—		194	Pretax activity, net
Tax effect	(90)	(68)	—	—		(68)	Tax effect
Net investment hedges, net of tax	166	126	—	—		126	Net investment hedges, net of tax
Cash flow hedges							Cash flow hedges:
Pretax activity, net	(15)	(11)	—	—		(11)	Pretax activity, net
Tax effect	4	3	—	—		3	Tax effect
Cash flow hedges, net of tax	(11)	(8)	—	—		(8)	Cash flow hedges, net of tax
-							Items that will not be subsequently reclassified to the income statement:
Pension plan adjustments							Pension plan adjustments:
Pretax activity, net	(79)	(60)	—	2	(D)	(58)	Pretax activity, net
Tax effect	23	15	—	—		15	Tax effect
Pension plan adjustments, net of tax	(56)	(45)	—	2		(43)	Pension plan adjustments, net of tax
Other comprehensive income (loss), net of tax	(383)	(133)	—	2		(131)	Other comprehensive loss for the period, net of tax
Comprehensive income	280	360	—	(7)		353	Comprehensive income for the period
___________________________

(A)
CCE’s historical audited consolidated statement of comprehensive income under U.S. GAAP for the years ended 31 December 2015 and 31 December 2014 and CCE’s unaudited consolidated statement of comprehensive income for the six months ended 3 July 2015.

(B)
CCE’s historical audited consolidated statement of comprehensive income under U.S. GAAP for the years ended 31 December 2015 and 31 December 2014 and its historical unaudited consolidated statement of comprehensive income for the six months ended 3 July 2015 has been translated from U.S. Dollars to Euros at the average exchange rate for each respective period.

(C)
Certain line items of CCE’s historical audited consolidated statement of comprehensive income prepared under U.S. GAAP have been reclassified to be presented in conformity with its IFRS financial statement presentation.

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The following adjustments represent the differences identified between U.S. GAAP and IFRS to present CCE’s historical consolidated statement of comprehensive income in accordance with IFRS:

(D)
Defined benefit pension plans - IFRS differs from U.S. GAAP with respect to the recognition of actuarial gains and losses and prior service costs, the calculation of the discount rate for the defined benefit obligation, the calculation of net interest cost and the recognition of contribution taxes. The impacts of these differences to the statement of income for the year ended 31 December 2015, for the six months ended 3 July 2015 and for the year ended 31 December 2014 were: (1) an increase to cost of sales of €6 million, €3 million and €2 million, respectively; (2) an increase to selling and distribution expenses of €5 million, €2 million and €2 million, respectively; (3) an increase to administrative expenses of €8 million, €3 million and €3 million, respectively; (4) an increase to finance income of €2 million, €1 million and €3 million, respectively and (5) an increase to finance costs of €2 million, €1 million and €2 million, respectively.

Additionally, these differences resulted in the following changes to the pension component of other comprehensive income: an increase of €15 million (€10 million net of tax) for the year ended 31 December 2015, a decrease of €11 million (€10 million net of tax) for the six months ended 3 July 2015 and an increase of €2 million for the year ended 31 December 2014.

(E)
Options designated as hedging instruments - Adjustment reflects increases of €3 million to finance costs and the net investment hedge component of other comprehensive income for the impact of separating the intrinsic value and time value of options designated as hedging instruments for the year ended 31 December 2015.

(F)
Share-based compensation plans - Adjustment reflects additional compensation cost of €2 million as a result of separating the share-based payment awards between equity- and cash-settled components under IFRS for both the years ended 31 December 2015 and 31 December 2014.

(G)
Income tax expense - The total changes in CCE’s tax position from the adjustments between U.S. GAAP and IFRS resulted in a decrease to income tax expense of €1 million for both the year ended 31 December 2015 and for the six months ended 3 July 2015 and an increase to income tax expense of €1 million for the year ended 31 December 2014.

Note 19
NON-OPERATING ITEMS
Non-operating items consist principally of foreign exchange gains and losses due to remeasurement of transactions that do not occur in the functional currency of the entity to which it pertains and are generally not material to the Company’s Condensed Consolidated Interim Income Statement.

Note 20
EVENTS AFTER THE REPORTING PERIOD
On 29 July 2016, the Company completed its acquisition of Vifilfell, the Icelandic Coca-Cola bottler for €35 million. This acquisition was provided for in the terms of the Merger agreement. The Vifilfell acquisition is not expected to have a material impact on the Company’s operating profit.
During September 2016, the United Kingdom substantively enacted a corporate income tax rate reduction of 1 per cent, effective 1 April 2020. As a result, we expect to recognise a deferred tax benefit of approximately €20 million during the third quarter of 2016 to reflect the impact of this change.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 22, 2016	By:	/s/ Thor Erickson
	Name:	Thor Erickson
	Title:	Vice President, Investor Relations